Filed pursuant to Rule 424(b)(5)
Registration No. 333-162607

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 6, 2009

5,000,000 Shares of Common Stock

We are offering 5,000,000 shares of our common stock. Our common stock is listed on the NASDAQ Capital Market under the symbol “USEG.” On December 10, 2009, the last reported sale price of the common stock on the NASDAQ Capital Market was $5.58 per share.

Investing in our common stock involves risks. You should carefully consider each of the factors described under “Risk Factors” beginning on page S-7 of this prospectus supplement and on page 2 of the accompanying prospectus.

	Per Share	Total
Public Offering Price	$5.25	$26,250,000
Underwriting Discounts and Commissions	$0.315	$1,575,000
Proceeds, before expenses, to U.S. Energy Corp.(1)	$4.935	$24,675,000

(1)	Before deducting offering expenses.

We have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares of our common stock at the public offering price solely to cover any over-allotments.

The underwriters expect to deliver the common stock on or about December 16, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Madison Williams and Company	C.K. Cooper & Company

The date of this prospectus supplement is December 11, 2009.

U.S. ENERGY CORP.

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

As used in this prospectus supplement and the accompanying prospectus, the terms “USE,” the “Company,” “we,” “us,” “our,” and similar terms refer to U.S. Energy Corp. and its wholly-owned subsidiary Remington Village, LLC.

This document has two parts: the first part is this prospectus supplement, which describes the specific terms of this offering of common stock and also adds to and updates some of the information contained in the accompanying prospectus and in the documents incorporated by reference in the accompanying prospectus. The second part is the accompanying prospectus dated November 6, 2009, which provides more general information about us and this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. If the information in the prospectus supplement is different from or inconsistent with the information in the accompanying prospectus, or any document incorporated by reference therein, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any written communication from us or the underwriters, including any free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. We are not, and the underwriters are not, making an offer of these securities in any state or jurisdiction where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information discussed in this prospectus supplement, our filings with the SEC and our public releases include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). All statements, other than statements of historical facts, concerning, among other things, planned capital expenditures for oil and gas exploration, payment or amount of dividends on our common stock in the future, our business strategy and plans to build an asset base that generates recurring revenues, continued earnings swings, cash expected to be available for continued work programs, preparation of third-party estimates of proved reserves, lack of additional investments in the real estate housing sector, increases in oil and gas production, drilling and completion activities in the Williston Basin, drilling of additional wells with PetroQuest, the number of prospects Yuma will recommend drilling, expected well spacing for the Bakken/Three Forks formations, actual decline rates in the Bakken/Three Forks formations, submission of a Plan of Operations to the U.S. Forest Service and approval of such Plan in connection with Mount Emmons, the expected length of time to permit and develop the Mount Emmons project, expected time to receive a return on investment on our geothermal prospects, continuing investment through capital calls and potential dilution of current ownership interest with Standard Steam Trust LLC, the number of anticipated wells to be drilled after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial positioin, business strategy, the anticipated use of proceeds from this offering, and other plans and objectives for future operations are forward-looking statements.

These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:

For Oil and Gas:

•	our ability to generate sufficient cash flow from operations, borrowings or other sources to enable us to fully develop our undeveloped acreage positions, and the percentage interests we acquire in oil and gas leases;
•	the volatility in commodity prices for oil and natural gas, including continued declines in prices, which would have a negative impact on operating cash flow and could require us to take ceiling test write-downs;
•	the possibility that the oil and gas industry may be subject to future regulatory or legislative actions (including changes to existing tax rules and regulations and changes in environmental regulation);
•	exploration and development risks, and drilling and operating risks;
•	the presence or recoverability of estimated oil and natural gas reserves and the actual future production rates and associated costs;
•	the ability to replace oil and natural gas reserves;
•	environmental risks;
•	availability of pipeline capacity and other means of transporting crude oil and natural gas production; and
•	competition, including competition for participation in drilling programs with operating companies, resulting in less favorable terms for participation;

For the molybdenum property:

•	the ability to obtain permits required to initiate mining and processing operations, and Thompson Creek Metals’ continued participation as operator of the property;

S-iii

•	completion of a feasibility study based on a comprehensive mine plan, which indicates that the property warrants construction and operation of mine and processing facilities, taking into account projected capital expenditures and operating costs in the context of molybdenum price trends;

For geothermal activities:

•	the ability to acquire additional BLM and other acreage positions in targeted prospect areas, obtain required permits to explore the acreage, drill development wells to establish commercial geothermal resources, and the ability of Standard Steam Trust LLC to access third-party capital to reduce reliance on capital calls to its members (including U.S. Energy Corp.) for continued operations.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our filings with the SEC that are incorporated by reference herein and in the section entitled “Risk Factors” in this prospectus supplement. For additional information regarding risks and uncertainties, please read our filings with the SEC under the Exchange Act and the Securities Act, including our annual report on Form 10-K for the year ended December 31, 2008 and our subsequent quarterly reports on Form 10-Q. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this prospectus (and in any supplement) and in the documents incorporated by reference. Other than as required under securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise. Forward-looking statements made in information incorporated by reference speak only as of the dates such statements were made.

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SUMMARY

This summary information highlights information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that is important to you.

Overview

U.S. Energy Corp.

U.S. Energy Corp., a Wyoming corporation organized in 1966, acquires and develops oil and gas and other mineral properties. Our corporate objective is to diversify capital investments in oil and gas, while proceeding with long-term development of our molybdenum property in Colorado and our geothermal properties. Historically, we have undertaken early stage development of various natural resource projects, and after advancing the projects and creating additional value, we have sold all or portions of those projects or entered into partnership arrangements which have allowed us to realize values for shareholders. This strategy has resulted in several years of relatively low operating revenues, but in certain years we have realized substantial gains from disposition of these projects.

For the balance of 2009 and following years, we are seeking to increase recurring revenues from oil and gas production, advance our geothermal properties and work to develop the Mount Emmons molybdenum project into a major operating mine with our partner, Thompson Creek Metals Company (USA). Geothermal properties are being acquired for exploration and development and eventual sale or joint venture or operation. We completed a multifamily apartment project serving the residential market in Gillette, Wyoming in 2008, and it is generating positive cash flow. We do not intend to make more investments in the real estate housing sector.

Our principal executive offices are located at 877 North 8th West, Riverton, Wyoming 82501, telephone 307-856-9271. Information contained on our website www.usnrg.com is not part of this prospectus supplement or the accompanying prospectus.

Business Strategy and Activities

Overview.  From 2005 through 2008, we generated substantial cash proceeds from selling our interests in our coalbed methane and uranium businesses, and most of our stock in a gold company. Utilizing a portion of these proceeds, we:

•	initiated investment activities with three separate oil and gas industry partners in 2008 and with two others in 2009, including entering into a Drilling Participation Agreement with a subsidiary of Brigham Exploration Company (NASDAQ Global Select Market: BEXP);
•	signed an agreement with a subsidiary of Thompson Creek Metals Company Inc. (NYSE:TC), a major molybdenum mining and refining company, which provides for Thompson Creek Metals Company (USA) (“TCM”) investing substantial sums to earn up to a 75% interest in our Mount Emmons molybdenum property in Colorado;
•	invested in a private geothermal resource acquisition and development company; and
•	constructed an apartment complex in Gillette, Wyoming;

Oil and Gas.  We currently have active oil and gas investment activities structured with four third-party operating partners. These investments relate primarily to the drilling and completion of oil and gas wells, and to a limited extent, in seismic and other early activities leading to the identification of attractive drilling prospects. Thus far, we have entered into these drilling ventures with oil and gas operating companies that have records of successfully acquiring prospects and drilling and completing oil and gas wells utilizing their technical staff to identify prospects. We have chosen to allow these third parties to operate all of our current oil and gas properties, believing that these arrangements allow us to deliver value to our shareholders without our having to invest the time and capital to build our own team of geophysical, engineering and other technical personnel and acquiring our own large acreage positions. We believe our finding costs per unit of oil and gas discovered will benefit from these cost savings. In the future, we may enter into other arrangements, or even acquire operating companies, which may involve hiring our own technical staff and possibly becoming operator on certain projects.

Our existing oil and gas projects currently target the following different areas:

The Williston Basin with Brigham Exploration Company.  Under our agreement with Brigham Exploration Company (discussed in more detail in “Selected Business Information” included in this prospectus supplement), we can earn working interests out of Brigham’s interests in up to fifteen 1,280-acre spacing units in Brigham’s Rough Rider project area located in Williams and McKenzie Counties of North Dakota. Of the initial wells, four wells have been completed and are in production, and two more wells have been drilled to depth. Completion initiatives for both of these wells are expected to commence in mid-December 2009. If we elect to participate in the 15 initial wells, we will earn the rights to drill up to 30 total wells in the Bakken formation and an additional 30 wells in the Three Forks formation, for a total of 60 wells, based on current spacing rules in North Dakota. If the spacing is ultimately increased to three wells per 1,280 acre spacing unit, the potential number of drilling locations could increase to 90. Working interests earned will vary according to Brigham’s initial working interest, after-payout provisions and the provisions governing each stage of the program.

Gulf Coast with PetroQuest Energy, Inc (NYSE: PQ).  Two wells have been drilled in coastal Louisiana with PetroQuest; one is producing (USE has a 15% working interest and 10.4% net revenue interest) and one was a dry hole. We expect to drill an additional well with PetroQuest in the fourth quarter 2009, and up to four more in 2010.

South Louisiana with Yuma Exploration and Production Company, Inc. (Yuma).  We have a working interest in a seismic, lease acquisition and drilling program with Yuma (a private company) that covers approximately 88,320 acres in South Louisiana. Seismic data collection has been completed and is being evaluated. We hold a 4.55% working interest in this lease/option program and expect that Yuma will recommend drilling at least six prospects in 2010.

Southeast Texas and South Louisiana with Houston Energy L.P.  We have participated with Houston Energy in drilling three wells; two are producing (USE has 8.5% and 25% working interests (6.23% and 17.625% net revenue interests)) and one was a dry hole. We expect to participate in three more wells with Houston Energy.

Molybdenum, Geothermal, and Real Estate.  The following is a summary of our business activities in areas other than oil and gas.

Molybdenum.  We own 100% of a molybdenum property in Colorado (the “Mount Emmons” property). In August 2008, we signed an agreement with TCM for TCM to earn up to a 75% interest in the property after TCM advances the project by spending up to $400 million in expenditures and option payments. This is expected to be a long-term (up to 10 years) project. We have owned this molybdenum property since 2006, and we have an investment in the property of approximately $23 million as of September 30, 2009.

Renewable Energy — Geothermal.  On December 17, 2008, we bought a 25% minority interest for $3,455,000 in Standard Steam Trust, LLC (“SST”), a Denver, Colorado-based private geothermal resource acquisition and development company. Our investment was $4.3 million and we hold a 25% interest as of September 30, 2009. SST’s capitalization as of September 30, 2009 is approximately $17.4 million (with other partners), and its assets now include four advanced stage and four early stage geothermal projects in the western United States, located on over 102,000 acres of BLM, state and fee land in eight prospect areas in three states. SST is managed by Terra Caliente, LLC (“Terra”), also a private Denver-based company, with oversight by an advisory board (USE is one of three members) as to budgets, major expenditures, sale or other disposition of prospects and similar matters. Terra, (with substantial cash invested for its own account) will receive a substantial back-in interest of 25%, along with other members (but not USE), at such time as all other investors (including Terra) receive cash or securities equal to their investment.

We intend to advance each individual prospect through the exploration and feasibility stages before determining whether to: (i) sell a prospect to a utility, (ii) bring an industry partner on a joint venture basis, or (iii) pursue further financing with institutional capital to further advance revenue generating capabilities, which may include the operation of power plants. The first phase of the project is assembling a portfolio of industrial scale prospects with an initial targeted power resource of approximately 1,000 MW; individual prospects are targeted at 100 to 500 MW. The second phase, consisting of early science of geology, geophysics and temperature gradient drilling, has commenced and is expected to continue in 2010 and thereafter, followed by production well drilling on at least one of the prospects during 2010 – 2011 to quantify the geothermal resource.

Real Estate.  At year end 2008, we completed construction of a nine building, 216-unit multifamily apartment complex in Gillette, Wyoming at a total all-in cost of $24.5 million. The occupancy rate was 84% at September 30, 2009. We realized an annualized return from net rental income of approximately 7.7% for the nine months ended September 30, 2009.

Recent Developments

On October 16, 2009, we announced the successful completion of the first well drilled under the Brigham venture. According to Brigham, the Brad Olsen 9-16#1H well, located in Williams county North Dakota in Brigham’s Rough Rider project, was completed with swell packers and 28 fracture stimulation stages and had an initial 24-hour production rate of 1,805 Bbl/d of oil and 1.84 Mmcf/d of natural gas, for a total of 2,124 Boe/d. Initial 24-hour production rates are not indicative of future production rates. We hold an approximate 61% working interest (48% net revenue interest) in this well.

On November 2, 2009, we announced the completion of the second well under the Brigham program. According to Brigham, the BCD Farms 16-21#1H well, located in the northwest portion of the Rough Rider acreage, approximately 13 miles northwest of the Brad Olsen well, had an initial test rate of 1,553 Bbl/d of oil and 1.34 Mmcf/d of natural gas, for a total of 1,776 Boe/d. This well was also completed with swell packers and 28 fracture stimulation stages. Our working interest in this well is approximately 45% (35.55% net revenue interest). Sales from the Brad Olsen and BCD Farms wells have commenced.

On November 16, 2009, we announced the completion of the Lee 16-21 #1H well (the third well under the Brigham program). This well was drilled to total measured depth (i.e., vertical and horizontal) of approximately 20,000 feet. According to Brigham, the Lee 16-21 #1H well flowed at an initial 24-hour production test rate of approximately 1,341 Bbl/d of oil and 1.22 Mmcf/d of natural gas, for a total of 1,544 Boe/d. The well was completed with 28 fracture stimulation stages. We have an initial working interest of approximately 60% (47% net revenue interest) in this well.

On November 30, 2009, we announced the completion of the Strand 16-9 #1H well (the fourth well under the Brigham program). The Strand well was completed with 26 fracture stimulation stages and flowed at a 24-hour initial production test rate of 1,947 Bbl/d of oil and 1.9 Mmcf/d of natural gas, for a total of 2,264 Boe/d. We have an initial working interest of approximately 40% (31% net revenue interest) in this well.

Oil from producing wells is being sold, and oil and natural gas from the Brad Olson 9-16#1H well is being sold. Natural gas from the other producing wells is being flared until gathering lines are laid to the locations and hooked up to transmission lines (expected to be from 90 to 120 days from the commencement of production), at which time natural gas sales will begin. Based on initial production rates on the four wells now producing, the Boe/D ratio of natural gas to oil is in the range of 15% natural gas/ 85% oil. The percentage of oil is expected to increase in the initial six-month production period.

THE OFFERING

Common stock offered
5,000,000 shares (5,750,000 shares if the underwriters exercise their overallotment option in full)
Common stock to be outstanding after this offering(1)
26,380,146 shares (27,130,146 shares if the underwriters exercise their overallotment option in full)
Use of proceeds
We intend to use the net proceeds from this offering to fund our oil and gas exploration activities, and for other general corporate purposes. See “Use of Proceeds” and “Selected Business Information — Planned Expenditures for Oil and Gas Exploration.”
Nasdaq Capital Market Symbol
USEG
Risk Factors
An investment in our common stock involves a high degree of risk. You should not consider this offer if you cannot afford to lose your entire investment. Please refer to “Risk Factors” beginning on page S-7 of this prospectus supplement for factors you should consider.

(1)	Based on shares outstanding as of December 10, 2009. Does not include the following shares of common stock:
•	3,713,098 shares issuable upon the exercise of options previously granted to officers and employees with a weighted average price of $3.64 per share;
•	335,000 shares issuable upon the exercise of options previously granted to independent directors with a weighted average price of $2.87 per share;
•	246,367 shares issuable upon the exercise of outstanding warrants with a weighted average price of $3.01 per share; and
•	1,576,165 additional shares reserved for future awards under our 2001 Incentive Stock Option Plan, 93,400 shares under the 2008 Stock Option Plan for Non-Employee Directors and 80,000 shares per year under the 2001 Stock Compensation Plan.

SUMMARY HISTORICAL FINANCIAL DATA

The summary historical condensed financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed financial statements and related notes included in our annual report on Form 10-K for the year ended December 31, 2008 and in our quarterly report on Form 10-Q for the nine months ended September 30, 2009. We derived the statements of operations and cash flows data for the years ended December 31, 2008, 2007 and 2006, and balance sheet data as of December 31, 2008, from the audited condensed financial statements included in our annual report on Form 10-K for 2008. Statements of operations and cash flows data for the nine months ended September 30, 2008 and September 30, 2009, and balance sheet data as of September 30, 2009 are as follows:

	Years ended December 31,			Nine months ended September 30,
	2008	2007	2006	2009	2008
	(Amounts in thousands, except per share data)
Statements of Operations:
Operating revenues
Real estate	$1,633	$934	$170	$2,165	$995
Oil & gas	571	—	—	1,912	—
Management fees and other	83	240	710	14	52
	2,287	1,174	880	4,091	1,047
Operating costs & expenses
Real estate	1,165	380	272	1,517	712
Oil and gas	444	—	—	1,936	—
Impairment of oil and gas properties	—	—	—	1,468	—
Mineral properties	2,568	1,093	2,753	1,398	2,282
General and administrative	7,631	14,240	12,523	5,675	5,969
	11,808	15,713	15,548	11,994	8,963
Operating loss	(9,521)	(14,539)	(14,668)	(7,903)	(7,916)
Other income and (expenses)
Sale of uranium assets	—	111,728	—	—	—
Interest income	1,426	2,780	695	264	1,175
Interest expense	(486)	(60)	(107)	(78)	(254)
Other income and expenses	(1,040)	(9,175)	1,619	(546)	(17)
	(100)	105,273	2,207	(360)	904
(Loss) income before income taxes and discontinued operations	(9,621)	90,734	(12,461)	(8,263)	(7,012)
Income taxes
Current benefit from (provision for)	4,645	(17,589)	235	210	4,003
Deferred benefit from (provision for)	(1,319)	(14,778)	15,097	1,077	(1,563)
	3,326	(32,367)	15,332	1,287	2,440
(Loss) income from continuing operations	(6,295)	58,367	2,871	(6,976)	(4,572)
Discontinued operations
Loss from discontinued operations	(501)	(2,004)	(1,819)	—	(502)
Gain on sale of discontinued operations (net of taxes)	5,408	—	—	—	5,408
	4,907	(2,004)	(1,819)	—	4,906
Net (loss) income	$(1,388)	$56,363	$1,052	$(6,976)	$334
Per share data
Basic (loss) income
from continuing operations	$(0.27)	$2.85	$0.16	$(0.33)	$(0.19)
from discontinued operations	0.21	(0.10)	(0.10)	—	0.20
Basic (loss) income per share	$(0.06)	$2.75	$0.06	$(0.33)	$0.01
Basic weighted average shares outstanding	23,274,978	20,469,846	18,461,885	21,416,869	23,629,490
Diluted (loss) income
from continuing operations	$(0.27)	$2.63	$0.14	$(0.33)	$(0.19)
from discontinued operations	0.21	(0.09)	(0.09)	—	0.20
Basic (loss) income per share	$(0.06)	$2.54	$0.05	$(0.33)	$0.01
Diluted weighted average shares outstanding	23,274,978	22,189,828	21,131,786	22,189,828	23,629,490

	Years Ended December 31			Nine Months Ended September 30,
	2008	2007	2006	2009	2008
Statement of Cash Flows Data:
Net cash provided (used) by:
Operating activities	$(6,536)	$(29,441)	$(6,747)	$2,854	$(4,349)
Investing activities	(70,557)	86,820	14,470	19,470	(80,887)
Financing activities	8,910	255	898	(19,087)	9,755
Discontinued operations	4,325	(2,315)	1,354	—	4,326
Balance Sheet Data (at end of period):
Cash & cash equivalents	$8,434	$72,292	$16,973	$11,671	$1,147
Oil and natural gas properties, using the full cost method accounting, net	7,906	2,910	—	13,723	7,468
Total assets	142,631	131,404	51,901	115,883	144,907
Long-term debt	1,000	191	295	800	134
Total stockholders’ equity	111,833	115,100	37,468	105,070	115,397

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider each of the risks described below, together with all of the other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to invest in our common stock. If any of the following risks develops into actual events, our business, financial condition or results of operations could be negatively affected, the market price of our common stock could decline and you may lose all or part of your investment.

Risks Involving Our Business

The continued credit crisis and related turmoil in the global financial system may have an impact on our industry partners and our ability to finance the purchase of certain oil and gas properties and could put downward pressure on demand and prices of oil and natural gas, which could adversely impact our financial position, results of operations and cash flows.

The continued credit crisis and related turmoil in the global financial system may have a material impact on the Company’s ability to finance the purchase of producing or exploratory oil and gas properties. The availability of credit to the Company’s industry partners may also affect their ability to continue exploration and development activities. The current economic situation could also have an impact on the Company’s industry partners, causing them to fail to meet their obligations to the Company, and on the liquidity of our operating partners, resulting in delays in operations or failure to make required payments. Additionally, the current economic situation could lead to reduced demand for natural gas and oil, or further reductions in the prices of natural gas and oil, or both, which could have a negative impact on the Company’s financial position, results of operations and cash flows. While the ultimate outcome and impact of the current financial crisis cannot be predicted, it may have a material adverse effect on the Company’s future liquidity, results of operations and financial condition.

Limited recurring business revenues may constrain future investments, and earnings will continue to be influenced by transaction events.

At December 31, 2008, USE had $17.7 million in retained earnings, a loss from operations (before investment and property transactions) of $9.6 million, and a gain on the sale of stock in Sutter Gold Mining Inc. of $4.9 million and a benefit from income taxes of $3.3 million for a net loss after taxes of $1.4 million. For 2007, we had $19.0 million of retained earnings, a loss before investment and property transactions of $14.5 million from operations, and a gain on Investment and Property transactions (uranium properties, equipment and marketable securities) of $108.8 million. Historically, significant swings in earnings from year to year has been the nature of our business model of acquiring, holding and selling mineral properties, because the process from acquisition until ultimate sale or joint venture is capital intensive and at times may take years to complete. Although we are planning to modify the business to build an asset base that generates recurring revenues, we do expect to continue experiencing earnings swings as a portion of our assets still are mid to long-term projects. Examples would be the acquisition, exploration and development of oil and gas properties, the geothermal program, and the Mount Emmons molybdenum property.

Working capital constraints may limit our ability to develop, or to fund our current share in the development of, our mineral, oil and gas and geothermal properties.

Working capital at September 30, 2009 and December 31, 2008 was $40.1 million and $52.8 million, respectively. Historically, working capital needs were met primarily by liquidating investments, selling partial interests in mineral properties, and selling equity. Our cash on hand as of September 30, 2009 greatly exceeds the amount of cash on hand during prior years, but we do not have sufficient cash to fully develop our mineral and oil and gas and geothermal properties. The minerals business offers the opportunity for significant returns on investment, but the realization of such returns is subject to many risks, including cash flow risk. As examples:

•	Initial results from one or more of the oil and gas drilling programs could be marginal but warrant investing in more wells. Dry holes or over budget exploration costs or low commodity prices could result in production revenues below projections, thus adversely impacting cash expected to be available for continued work in a program, ultimate projected returns from a program, and a reduction in cash for investment in other programs.
•	Further investments of cash into the geothermal program may be required to maintain our 25% interest, although a return on the investment may not be realized for three to five years. To the extent additional capital is not obtained from third parties, cash to sustain operations will have to be raised from current members in Standard Steam Trust LLC (including the Company) through capital calls, in which event the cash required to maintain our interest at the 25% level could be substantial. Failure to fund cash calls will dilute our position.
•	We are paying the annual costs to operate and maintain the water treatment plant, approximately $1.7 million, at the Mount Emmons Project until such time as Thompson Creek Metals elects to acquire an interest. Thereafter, we would be responsible for paying our share of plant costs. Even if Thompson Creek Metals elects to participate in the Mount Emmons Project up to the 75% level, USE thereafter would be responsible for its 25% share of development and operating costs after Thompson Creek Metals has expended a total of $400 million on the property.

Except for the projected capital requirements of our drilling program in the Williston Basin, we believe we have sufficient cash reserves to execute our business plan in 2009 and subsequent years, assuming our various projects generate revenues as projected. However, adverse developments in one or more programs would require a reassessment of priorities and therefore potential re-allocations of capital. If internal cash from current reserves and projected revenues are insufficient, we may have to obtain investment capital to maintain the full range of activities.

Successful exploitation of the Williston Basin is subject to risks related to horizontal drilling and completion techniques.

Operations in the Williston Basin involve utilizing the latest drilling and completion techniques to generate the highest possible cumulative recoveries and therefore generate the highest possible returns. Risks that are encountered while drilling include, but are not limited to, landing the well bore in the desired drilling zone, staying in the zone while drilling horizontally through the shale formation, running casing the entire length of the well bore and being able to run tools and other equipment consistently through the horizontal well bore.

Completion risks include, but are not limited to, being able to fracture stimulate the planned number of stages, being able to run tools the entire length of the well bore during completion operations, and successfully cleaning out the well bore after completion of the final fracture stimulation stage. Ultimately, the success of these latest drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period.

The results of our drilling program in the Williston Basin are subject to more uncertainties than drilling in more established formations in other areas.

Brigham has only recently begun drilling wells in the Bakken and Three Forks formations in the Williston Basin, with horizontal wells and completion techniques that have proven to be successful in other shale formations. Brigham’s experience as well as the industry’s drilling and production history in the formation generally are limited. The ultimate success of these drilling and completion strategies and techniques in these formations will be better evaluated over time as more wells are drilled and longer term production profiles are established.

In addition, based on reported decline rates in these formations, estimated average monthly rates of production may decline by approximately 70% during the first twelve months of production. Actual decline rates may be significantly different than expected. Due to the limited production data for the Bakken and Three Forks formations, drilling and production results are more uncertain than encountered in other formations and areas with histories. Good results from wells we drill with Brigham may not be replicated in additional wells, even in the same drilling unit.

Operating in less developed basins such as the Williston Basin has risks that include, but are not limited to, securing access to takeaway capacity and securing access to equipment and service providers on a timely and cost effective basis.

Access to adequate gathering systems or pipeline takeaway capacity can be limited in less developed basins. In order to secure takeaway capacity, our operators may be forced to enter into arrangements that are not as favorable to operators in other areas. Additionally, access to equipment and service providers may not be available on a timely or cost effective basis, which could delay the drilling program.

We may not be able to drill wells on a substantial portion of our Williston Basin acreage.

We may not be able to participate in all or even a substantial portion of the many locations we earn through the Drilling Participation Agreement with Brigham. Our participation will depend on drilling and completion results, commodity prices, the availability and cost of capital relative to ongoing revenues from completed wells, and other factors.

Lower oil and natural gas prices may cause us to record ceiling limitation write-downs, which would reduce stockholders’ equity.

We use the full cost method of accounting to account for our oil and natural gas investments. Accordingly, we capitalize the cost to acquire, explore for and develop these properties. Under full cost accounting rules, the net capitalized cost of oil and gas properties may not exceed a “ceiling limit” that is based upon the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of the cost or fair market value of unproved properties. If net capitalized costs exceed the ceiling limit, we must charge the amount of the excess to earnings (called a “ceiling limitation write-down”). The risk of a ceiling test write-down increases when oil and gas prices are depressed or if we have substantial downward revisions in estimated proved reserves.

Under the full cost method, all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized and accumulated in a country-wide cost center. This includes any internal costs that are directly related to development and exploration activities, but does not include any costs related to production, general corporate overhead or similar activities. Proceeds received from disposals are credited against accumulated cost, except when the sale represents a significant disposal of reserves, in which case a gain or loss is recognized. The sum of net capitalized costs and estimated future development and dismantlement costs for each cost center is depleted on the equivalent unit-of-production method, based on proved oil and gas reserves. Excluded from amounts subject to depletion are costs associated with unevaluated properties.

Under the full cost method, net capitalized costs are limited to the lower of unamortized cost reduced by the related net deferred tax liability and asset retirement obligations or the cost center ceiling. The cost center ceiling is defined as the sum of (i) estimated future net revenue, discounted at 10% per annum, from proved reserves, based on unescalated year-end prices and costs, adjusted for contract provisions, financial derivatives that hedge the Company’s oil and gas revenue and asset retirement obligations, (ii) the cost of properties not being amortized, (iii) the lower of cost or market value of unproved properties included in the cost being amortized less (iv) income tax effects related to differences between the book and tax basis of the natural gas and crude oil properties. If the net book value reduced by the related net deferred income tax liability and asset retirement obligations exceeds the cost center ceiling limitation, a non-cash impairment charge is required in the period in which the impairment occurs.

Full cost pool capitalized costs are amortized over the life of production of proven properties. Capitalized costs at September 30, 2009 and December 31, 2008, which were not included in the amortized cost pool, were $11.3 million and $3.0 million, respectively. These costs consist of wells in progress, seismic costs being analyzed for potential drilling locations, as well as land costs, all related to unproved properties. No capitalized costs related to unproved properties are included in the amortization base at September 30, 2009 and December 31, 2008. It is anticipated that these costs will be added to the full cost amortization pool in the next two years as properties are evaluated, drilled or abandoned.

We perform a quarterly ceiling test for each of our oil and gas cost centers (at September 30, 2009, there was one such cost center). The ceiling test incorporates assumptions regarding pricing and discount rates at quarter end and over which we have no influence in the determination of present value. In arriving at the ceiling test for the quarter ended September 30, 2009, we used $70.46 per barrel for oil and $3.24 per Mcf for natural gas to compute the future cash flows of the producing property at that date. The discount factor used was 10%.

Primarily due to the drilling of one dry hole in the third quarter with net costs of $98,000 and low market price for gas at September 30, 2009, capitalized costs for oil and gas properties at September 30, 2009 exceeded the ceiling test limit. As a result, we recorded a $405,000 non-cash write down of oil and gas properties during the quarter. This write-down was in addition to the $1.1 million non-cash ceiling test write down at March 31, 2009 (due to low market prices for gas at March 31, 2009). The total write-down in 2009 through the third quarter was $1.5 million. We may be required to recognize additional pre-tax non-cash impairment charges (write-downs) in future reporting periods if market prices for oil or natural gas continue to decline.

The Williston Basin oil price differential could have adverse impacts.

Due to takeaway constraints, oil prices in the Williston Basin generally have been from $8.00 to $10.00 less than prices for other areas in the United States. However, drilling and completion costs for the wells we drill in the Williston Basin are comparable to other areas where there is no price differential. As a result, while a significant prolonged downturn in oil prices on a national basis could result in a ceiling limitation write-down of the oil and gas properties we hold outside the Williston Basin, the write-downs could be more substantial for the properties in the Williston Basin due to the oil price differential. Such a price downturn also could reduce cash flow from the Williston Basin properties, and adversely impact our ability to participate fully in the many wells we will have available if we earn acreage in all 15 units under the Drilling and Participation Agreement.

Our business may be impacted by adverse commodity prices.

In 2008 oil prices spiked to a ten year high with a spot price of $133.37 per barrel. At December 31, 2008, the spot price for oil had declined to $40.88 per barrel. At September 30, 2009 the price had recovered somewhat to $70.46 per barrel. Global markets have caused these large fluctuations in the price of oil. Natural gas prices are historically volatile, and reached a ten year high during July 2008 on the City Gate at $12.37 per thousand cubic feet of natural gas. As with oil, the City Gate price for natural gas declined through the balance of 2008 and was $8.16 per Mcf as of December 31, 2008, and $3.24 per Mcf at September 30, 2009. Molybdenum prices have declined from a ten year high of $38.00 per pound in June 2005 to a ten year low average price of $10.00 per pound in December 2008. The average price at September 30, 2009 was $14.00 per pound. The global economic recession may continue to suppress prices and prices could drop further. Investments in oil and gas properties generally are recoverable from production or sale of the properties. However, significant price declines from September 30, 2009 levels could decrease anticipated revenues and could impair the carrying value of our producing properties.

USE does not have independent reports on the value of some of the mineral properties.

USE has not yet obtained a feasibility study on the Mount Emmons Project or renewable resource reports for our geothermal properties. A feasibility study would establish the potential economic viability of the molybdenum property based on a reassessment of historical and additional drilling and sampling data, the design and costs to build and operate a mill, the cost of capital, and other factors. A feasibility study, conducted by professional consulting and engineering firms will determine if the deposits contain proved reserves (i.e., amounts of minerals in sufficient grades that can be extracted profitably under current commodity pricing assumptions and estimated development and operating costs).

Geothermal renewable resource reports estimate the energy potential of geothermal properties in terms of capacity to generate electricity with plants to be built on the properties in the future. Currently we have no resource reports on our geothermal properties. Oil and gas reserve reports are prepared by independent consultants to estimate the quantities of hydrocarbons that can be recovered from proved producing and proved undeveloped properties, utilizing current commodity prices and taking into account capital and other expenditures. These reports also estimate the future net present value of the reserves, and are used for internal planning purposes and for testing the carrying value of the properties on our balance sheet.

The timing and cost to obtain reports for the Mt. Emmons molybdenum property or the geothermal properties cannot be predicted. However, when such reports are obtained, they may not support our valuations of the properties, and additionally may not be sufficient to maintain business relationships with current industry partners, or attract new partners or investment capital.

The development of oil and gas properties involves substantial risks that may result in a total loss of investment.

The business of exploring for and developing natural gas and oil properties involves a high degree of business and financial risks, and thus a significant risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The cost of drilling, completing and operating wells is often uncertain. Factors which can delay or prevent drilling or production, or otherwise impact expected results include but are not limited to:

•	unexpected drilling conditions;
•	permitting with State and Federal agencies;
•	easements from land owners;
•	adverse weather conditions;
•	pressure or irregularities in geologic formations;
•	equipment failures;
•	title problems;
•	fires, explosions, blowouts, cratering, pollution and other environmental risks or accidents;
•	changes in government regulations;
•	reductions in commodity prices;
•	pipeline ruptures; and
•	unavailability or high cost of equipment and field services and labor.

A productive well may become uneconomic in the event that unusual quantities of water or other non-commercial substances are encountered in the well bore, which impair or prevent production. We may participate in wells that are unproductive or, though productive, won’t produce in economic quantities. In addition, initial 24-hour or other limited-duration production rates announced regarding our oil and gas properties are not indicative of future production rates. Such stated rates on our wells should not be used as an indication of future production rates.

We do not currently operate any of our drilling locations, and, therefore, we will not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of these non-operated assets.

We do not currently operate or expect to operate any of our current identified drilling locations. As we carry out our exploration and development programs, we have entered into, and may enter into future arrangements, for our properties being operated by others. As a result, we expect to have limited ability to exercise influence over the operations of the drilling locations operated by our partners, including Brigham. The success and timing of exploration and development activities operated by our partners will depend on a number of factors, including:

•	the timing and amount of capital expenditures;
•	the operator’s expertise and financial resources;
•	approval of other participants in drilling wells;
•	selection of technology; and
•	the rate of production of reserves, if any.

This limited ability to exercise control over the operations of these drilling locations may cause a material adverse effect on our results of operations and financial condition.

Our future use of hedging arrangements in oil and gas production could result in financial losses or reduce income.

We may engage in hedging arrangements for a significant part of our production to reduce exposure to price fluctuations in oil and gas prices. These arrangements would expose us to risk of financial loss in some circumstances, including when production is less than expected, the counterparty to the hedging contract defaults on its contract obligations, or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price received. In addition, these hedging arrangements may limit the benefits we would otherwise receive from increases in prices for oil and natural gas. Currently, there are no hedges for our oil and gas production.

We may incur losses as a result of title deficiencies in oil and gas leases.

Typically, operators obtain a preliminary title opinion or at least a landman’s evaluation of title, prior to drilling. To date, our operators have provided preliminary title opinions prior to drilling. In addition, we rely on the operators to warrant that title is in order and provide us with ownership of the interest we pay for. However, from time to time, our operators may not retain attorneys to examine title, even on a preliminary basis, before starting drilling operations. If curative title work is recommended to provide marketability of title (and assurance of payment from production), but is not successfully completed, a loss may be incurred from drilling even a productive well because the operator (and therefore USE) would not own the interest.

Oil and gas (and other) operations are subject to environmental regulations that can materially adversely affect the timing and cost of operations.

Oil and gas exploration and production are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. These laws and regulations increase costs and may prevent or delay the commencement or continuance of operations. Specifically, the industry generally is subject to legislation regarding the acquisition of permits before drilling, restrictions on drilling activities in restricted areas, emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. Such laws and regulations have been frequently changed in the past, and we are unable to predict the ultimate cost of compliance as a result of future changes. The adoption or enforcement of stricter regulations could have a significant impact on our operating costs.

Our business activities in geothermal and mining are regulated by government agencies. Permits are required to explore for minerals, operate mines and build and operate processing plants. The regulations under which permits are issued change from time to time to reflect changes in public policy or scientific understanding of issues. If the economics of a project cannot withstand the cost of complying with changed regulations, we might decide not to move forward with the project.

We must comply with numerous environmental regulations on a continuous basis, to comply with United States environmental laws, including the National Environmental Policy Act (“NEPA”), Clean Air Act, the Clean Water Act, and the Resource Conservation and Recovery Act (“RCRA”). For example, water and dust discharged from mines and tailings from prior mining or milling operations must be monitored and contained and reports filed with federal, state and county regulatory authorities. Additional monitoring and reporting is required by state and local regulatory agencies. Other laws impose reclamation obligations on abandoned mining properties, in addition to or in conjunction with federal statutes. Environmental regulatory programs create potential liability for operations, and may result in requirements to perform environmental investigations or corrective actions under federal and state laws and federal and state Superfund requirements.

The adoption of climate change legislation by Congress could result in increased operating costs and reduced demand for the oil and natural gas we produce.

On June 26, 2009, the U.S. House of Representatives approved adoption of the “American Clean Energy and Security Act of 2009,” also known as the “Waxman-Markey cap-and-trade legislation” or ACESA. The purpose of ACESA is to control and reduce emissions of “greenhouse gases,” or “GHGs,” in the United

States. GHGs are certain gases, including carbon dioxide and methane that may be contributing to warming of the Earth’s atmosphere and other climatic changes. ACESA would establish an economy-wide cap on emissions of GHGs in the United States and would require an overall reduction in GHG emissions of 17% (from 2005 levels) by 2020, and by over 80% by 2050. Under ACESA, most sources of GHG emissions would be required to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. The number of emission allowances issued each year would decline as necessary to meet ACESA’s overall emission reduction goals. As the number of GHG emission allowances declines each year, the cost or value of allowances is expected to escalate significantly. The net effect of ACESA will be to impose increasing costs on the combustion of carbon-based fuels such as oil, refined petroleum products, and natural gas.

The U.S. Senate has begun work on its own legislation for controlling and reducing emissions of GHGs in the United States. If the Senate adopts GHG legislation that is different from ACESA, the Senate legislation would need to be reconciled with ACESA and both chambers would be required to approve identical legislation before it could become law. The U.S. Environmental Protection Agency, or EPA, is also separately undertaking a rulemaking process to determine whether GHGs will be designated as “pollutants” under the existing Federal Clean Air Act. President Obama has indicated that he is in support of the adoption of legislation to control and reduce emissions of GHGs through an emission allowance permitting system that results in fewer allowances being issued each year but that allows parties to buy, sell and trade allowances as needed to fulfill their GHG emission obligations. Although it is not possible at this time to predict whether or when the Senate may act on climate change legislation or the EPA or analogous state agencies may adopt climate change regulations, or how any bill approved by the Senate or any regulation approved by the EPA would be reconciled with ACESA, any laws or regulations that may be adopted to restrict or reduce emissions of GHGs would likely require us to incur increased operating costs, and could have an adverse effect on demand for the oil and natural gas we produce.

Seasonal weather conditions adversely affect our ability to conduct drilling activities in some of the areas where we operate.

Oil and natural gas operations in the Williston Basin are adversely affected by seasonal weather conditions. In the Williston Basin, drilling and other oil and natural gas activities cannot be conducted as effectively during the winter months. This limits our ability and the ability of our operators to operate in those areas and can intensify competition during those months for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.

Estimated reserves are based on many assumptions. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of the reserves.

Our estimates of natural gas and oil reserves, and the future net cash flows attributable to those reserves, are prepared for us by independent petroleum engineers. There are uncertainties inherent in these estimates, including factors beyond our control. Reserve engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of the estimates is a function of: (1) the available data; (2) the accuracy of assumptions regarding future natural gas and oil prices and future development and exploitation costs and activities; and (3) engineering and geological interpretation and judgment.

Reserves and future cash flows may be subject to material downward or upward revisions in the future, based upon production history, development activities, and commodity prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from the estimates. Any significant variance from the assumptions used in making estimates could greatly affect the estimates as well as the classification of reserves based on risk of recovery.

The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves included herein were prepared by engineers in accordance with SEC rules, and are not intended to represent their fair, or current, market value.

Estimated discounted future net cash flows from proved reserves are based on commodity prices and operating and other costs. Actual future net cash flows, however, also will be affected by factors such as:

•	geological conditions;
•	changes in government regulations and taxation;
•	assumptions about future prices;
•	the amount and timing of actual production;
•	future operating costs; and
•	capital costs to drill new wells, where applicable.

The timing of production, and when development and production costs are incurred, will affect the timing of actual future net cash flows, and therefore their present value. In addition, the 10% discount factor may not be the most appropriate discount based on interest rates in effect from time to time.

In addition, the SEC has adopted new rules for reporting oil and gas resources. The revisions allow companies to include nontraditional resources in reserves, use new technology for determining reserves, permit disclosure of probable and possible reserves, and changes to the pricing principles used to determine reserves. We will have to comply with the new requirements in our annual report for the year ending December 31, 2009, and will be assessing the impact of the new rules on our year-end financial statements.

Our geothermal assets may not be developed.

To complete our geothermal project business plan through acquisition of land positions in numerous prospects and establishing the power potential through drilling will require substantial capital. While we intend to continue investing through the partnership’s capital calls, and may decline any capital call without penalty, non-participation would dilute our current 25% interest. Notwithstanding the current increase of interest in geothermal power generally, SST may be unable to raise sufficient capital from new investors due to the condition of the global financial markets. In that event, the project might have less than the optimum number of prospects and/or be unable to establish prospective value through drilling. This could substantially reduce the value of our investment.

All the prospects are undeveloped. Initial value will be established only by drilling at least three wells, at substantial expense, on each prospect that demonstrate sufficient water temperature and flow to support a commercial power plant. Even if resources are drilling-validated as to power potential, realization of our investment will depend on the sale of our partnership equity, or the partnership’s distribution of proceeds from sale of the properties to a utility, energy company, or other investor, or construction of a power plant (which will require institutional financing) and sale of electricity to utilities.

Risks associated with development of the Mount Emmons Project.

The Mount Emmons molybdenum property is located on fee property within the boundary of U.S. Forest Service (“USFS”) land. Although mining of the mineral resource will occur on the fee property, associated ancillary activities will occur on USFS land. USE and Thompson Creek Metals expect to submit a Plan of Operations to the USFS in 2010 for USFS approval, which must be approved before initiating construction, and mining and processing can occur. Under the procedures mandated by the National Environmental Protection Act (“NEPA”), the USFS will prepare an environmental analysis in the form of an Environmental Assessment and/or an Environmental Impact Statement to evaluate the predicted environmental and socio-economic impacts of the proposed development and mining of the property. The NEPA process provides for public review and comment of the proposed plan.

The USFS is the lead regulatory agency in the NEPA process, and coordinates with the various Federal and State agencies in the review and approval of the Plan of Operations. Various Colorado state agencies will have primary jurisdiction over certain areas. For example, enforcement of the Clean Water Act in Colorado is delegated to the Colorado Department of Public Health and Environment and a water discharge permit under the National Pollution Discharge Elimination System (“NPDES”) is required before the USFS can approve the Plan of Operations. We currently have a NPDES Permit from the State of Colorado for the operation of the water treatment plant, however this permit may need to be updated.

In addition, the Colorado Division of Reclamation, Mining and Safety issues mining and reclamation permits for mining activities, pursuant to the Colorado Mined Land Reclamation Act, and otherwise exercises supervisory authority over mining in the state. As part of obtaining a permit to mine, USE and Thompson Creek Metals will be required to submit a detailed reclamation plan for the eventual mine closure, which must be reviewed and approved by the agency. In addition, USE and Thompson Creek Metals will be required to provide financial assurance that the reclamation plan will be achieved (by bonding and/or insurance) before the mining permit will be issued.

Obtaining and maintaining the various permits for the mining operations at the Mount Emmons Project will be complex, time-consuming, and expensive. Changes in a mine’s design, production rates, quality of material mined, and many other matters, often require submission of the proposed changes for agency approval prior to implementation. In addition, changes in operating conditions beyond our and Thompson Creek Metals’ control, or changes in agency policy and Federal and State laws, could further affect the successful permitting of the mine operations.

The timing and cost, and ultimate success of the mining operation cannot be predicted.

Reliance on Thompson Creek Metals.  Thompson Creek Metals is the operator of the Mount Emmons Project and has an option to acquire up to a 75% interest by performing and paying for the work to get the project permitted and operational, and making option payments. Thompson Creek could exit our agreement at any time without penalty. Should we be unable to find a replacement partner in due course, U.S. Energy Corp. would have to fund the considerable permitting and development costs thereafter to advance development of the project. U.S. Energy Corp. may be unable to obtain such funding on acceptable terms or at all.

We depend on key personnel.

Our employees have experience in dealing with the exploration and financing of mineral properties. However, we have a very limited technical staff and executive group, and from time to time rely on third party consultants for professional geophysical and geological advice in oil and gas matters, and on Thompson Creek Metals for mining expertise. The loss of key employees could adversely impact our business, as finding replacements could be difficult as a result of competition for experienced personnel in the minerals industry.

Risks Related to Our Stock

We have authorization to issue shares of preferred stock with greater rights than our common stock.

Although we have no current plans, arrangements, understandings or agreements to do so, our articles of incorporation authorize the board of directors to issue one or more series of preferred stock and set the terms of the stock without seeking approval from holders of the common stock. Preferred stock that is issued may have preferential rights over the common stock, in terms of dividends, liquidation rights and voting rights.

Future equity transactions and exercises of outstanding options or warrants could result in dilution and depress stock prices.

From time to time, we have sold restricted stock and warrants and convertible debt to investors in private placements conducted by broker-dealers, or in negotiated transactions. Because the stock was issued as restricted, the stock was sold at a discount to market prices, and/or the debt-to-stock conversion price was at or lower than market. These transactions caused dilution to existing shareholders. Also, from time to time, options and warrants are issued to employees, directors and third parties as incentives, with exercise prices equal to market prices at dates of issuance. Exercise of in-the-money options and warrants could result in dilution to existing shareholders.

Although we do not presently intend to do so, we may seek to raise capital from the equity markets using private placements at discounted prices, which could result in dilution to existing shareholders.

We do not intend to declare dividends on our common stock.

We paid a one-time special cash dividend of $0.10 per share on our common stock in July 2007. However, we do not intend to declare dividends in the foreseeable future.

We have in place take-over defense mechanisms that could discourage some advantageous transactions.

We have adopted a shareholder rights plan, also known as a poison pill. The plan is designed to discourage a takeover of USE at an unfair price. However, it is possible that the board of directors and a potential takeover acquirer would not agree on a higher price, in which case the takeover might be abandoned, even though the takeover price might be at a significant premium to market prices. Therefore, as a result of the mere existence of the plan, shareholders may not receive the premium price.

Our stock price likely will continue to be volatile due to several factors.

Our stock is traded on the Nasdaq Capital Market. In the two years ended December 31, 2008, USE’s stock has traded as high as $6.79 per share and as low as $1.52 per share. The principal factors which have contributed, or in the future could contribute, to this volatility include:

•	price swings in the oil and gas commodities markets;
•	price and volume fluctuations in the stock market generally;
•	relatively small amounts of USE stock trading on any given day;
•	fluctuations in USE’s financial operating results;
•	industry trends; and
•	legislative and regulatory changes.

USE OF PROCEEDS

We estimate that net proceeds to us from this offering, after underwriting discounts and other estimated offering expenses, will be $24.3 million ($28.0 million if the underwriters exercise their option to purchase additional stock in full). We plan to use the net proceeds to fund capital requirements under the drilling programs with Brigham and our other joint venture partners, and for other general corporate purposes. See “Selected Business Information — Planned Expenditures for Oil and Gas Exploration.”

Pending expenditure, net proceeds will be held in cash or short-term United States Treasury Bills.

PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

Our common stock is traded on the Nasdaq Capital Market under the symbol “USEG.” The last reported sales price on December 10, 2009 was $5.58 on the Nasdaq Capital Market. On that date, we had 21,380,146 shares of common stock issued and outstanding, which were held by approximately 2,100 shareholders of record. The following table sets forth the range of high and low sales prices for our common stock on the Nasdaq Capital Market.

	High	Low
Year ended December 31, 2007
First Quarter	$6.19	$4.60
Second Quarter	6.79	5.28
Third Quarter	5.77	4.29
Fourth Quarter	5.74	4.17
Year ended December 31, 2008
First Quarter	$4.45	$3.17
Second Quarter	3.30	2.42
Third Quarter	3.27	1.87
Fourth Quarter	2.60	1.52
Year ended December 31, 2009
First Quarter	$2.09	$1.54
Second Quarter	2.57	1.79
Third Quarter	4.21	1.87
Fourth Quarter (through December 10, 2009)	6.79	3.65

We paid a one-time special $0.10 per share cash dividend to common shareholders of record on July 6, 2007. Although there are no contractual restrictions on our present or future ability to pay cash dividends, we do not expect to pay dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our actual and as adjusted capitalization as of September 30, 2009. Based on estimated net proceeds from this offering of approximately $24.3 million, the as adjusted column gives effect to this offering and the application of the estimated net proceeds as described in “Use of Proceeds,” assuming no exercise of the underwriters’ over-allotment option.

You should read this table in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the year ended December 31, 2008 and in our quarterly report on Form 10-Q for the quarter ended September 30, 2009, together with our unaudited interim condensed financial statements, including the related notes, in those reports which are incorporated by reference in this prospectus supplement.

	As of September 30, 2009
	Actual	As Adjusted
	(Amounts in thousands)
Cash and cash equivalents	$11,671	$11,671
Investments (U.S. Treasury bills)	28,394	52,669
Total	40,065	64,340
Long-term debt, net of current portion	$800	$800
Shareholders’ equity:
Common stock, $.01 par value; unlimited shares authorized; 21,289,058 shares outstanding; 26,289,058 shares, as adjusted(1)	$213	$263
Additional paid-in capital	93,790	118,015
Accumulated surplus	10,687	10,687
Unrealized gain on marketable securities	380	380
Total shareholders’ equity	105,070	129,345
Total assets	$115,883	$140,158

(1)	Does not include shares of common stock issued after September 30, 2009 upon the exercise of warrants or under the 2001 Stock Compensation Plan.

SELECTED BUSINESS INFORMATION

The following is a summary of selected business information and the terms of certain material agreements included in our annual report on Form 10-K for the year ended December 31, 2008, quarterly reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2009, and Forms 8-K filed in 2009 through the date of this prospectus supplement, as well as additional information regarding our investments and business activities. Please read these documents for a more complete description of this information and terms.

Oil and Gas Activities

The Drilling Participation Agreement with Brigham

On August 24, 2009, we entered into a Drilling Participation Agreement (the “DPA”) with a wholly-owned subsidiary of Brigham Exploration Company. The DPA provides for USE and Brigham to jointly explore for oil in up to 19,200 gross acres in a portion of Brigham’s Rough Rider prospect in Williams and McKenzie Counties, North Dakota.

We will earn working interests in up to 15 spacing units (approximately 1,280 acres each) by participating in drilling up to 15 initial wells (one per unit). All the wells are expected to be horizontal wells, of moderate vertical depth (in the range of 10,000 feet) with long laterals (up to approximately 10,000 feet), each with a minimum of 28 frac stages. The DPA expires on December 31, 2010; however, we will continue to hold the working interests we earn prior to expiration. The leases in the units are a combination of fee and state leases. In some areas, the rights may be depth limited to the Bakken and the upper part of the Three Fork formations, due to leases obtained by Brigham from third parties, while other leases may have rights to all depths.

Our earn-in rights are staged in three groups of units, and will be earned upon paying our share of all drilling and completion, or plugging and abandonment costs (if applicable), for all the initial wells (one for each unit) in each group. The numbers of initial wells (and units in the groups) consist of: six in the First Group; four in the Second Group; and five in the Third Group.

First Group:  We have committed to drilling six initial wells to earn 65% of Brigham’s initial working interest in six 1,280 acre units. As of the date of this prospectus supplement, four wells have been drilled and completed and are producing and two more wells have been drilled to depth. Completion initiatives for both of these wells are expected to commence in mid-December 2009.

When we have received production revenues (less property and production taxes) from all completed initial wells in this First Group, equal to our costs on a pooled basis (“Pooled Payout”), our working interest will be reduced to 42.25% of Brigham’s initial working interest in the initial wells. When each initial well is completed (or plugged or abandoned, if applicable), USE also will have earned 36% of Brigham’s initial working interest in all of the acreage in the applicable unit. Brigham will have no back in rights on any subsequent drilling locations in the unit. All working interest ownership in each initial well and all the subsequent wells will be subject to proportionate reduction for third party lease hold rights.

As of the date of this prospectus supplement, our working interest and net revenue interest ownership in the First Group initial wells is as shown below.

Well Name	Working Interest*	Net Revenue Interest*
Brad Olson 9-16 – #1H	60.94% W/I(1)	(48.14% NRI)(3)
BCD Farms 16-21 – #1H	45.18% W/I(1)	(35.69% NRI)(3)
Lee 16-21 #1H	60.04% W/I(2)	(47.43% NRI)(3)
Strand 16-9 #1H	40.37% W/I(2)	(31.89% NRI)(3)
Williston 25-36 #1H	65.00% W/I(2)	(51.35% NRI)(3)
State Well #36-1 – 1H	28.33% W/I(2)	(22.38% NRI)(3)

*	Subject to reduction at pooled payout.
(1)	Per Joint Operating Agreement
(2)	Per Notice Letter or Prebill, subject to change pending third party elections

(3)	Estimated to be 79% of Working Interest

Second Group:  Within ten days of our receipt of initial 24-hour production reports (the “IP Reports”) from a minimum of four of the initial six wells in the First Group, we may elect to participate in the drilling of the four wells in the Second Group, only on an all or none basis. However, if we do not receive notice of IP Reports on four of the First Group wells, we still will have to make an election for the Second Group within ten days of receipt from Brigham of the IP Report on the fifth well in the First Group (or notice of a proposal to plug and abandon the fifth well). If we elect not to participate in the Second Group of wells, or fail to make a timely election, we will continue to hold our rights in all the acreage in the units of the First Group, but will not have the opportunity to participate further in the program. In addition, USE would be precluded for two years from competing with Brigham in acquiring any interests in its Rough Rider project area.

Our working interests in the Second Group’s initial wells will be not more than 85% and not less than 50% of Brigham’s initial working interest in each unit, at Brigham’s option. When each initial well in the Second Group is completed (or plugged and abandoned, if applicable), USE will have earned working interests to all the acreage in the applicable unit (for future wells drilled in these units, USE will hold 36% of Brigham’s initial working interest without back in rights), subject to proportionate reduction for third party lease hold rights. After Pooled Payout on the Second Group’s four wells, USE will assign to Brigham 35% of its working interest in the initial wells in each spacing unit.

Third Group:  If we have participated in the Second Group, USE may elect to participate in the Third Group’s five initial wells, on an all-or-none basis. We will have to elect whether to participate within ten days of receiving an IP Report (or notice of a proposal to plug and abandon, if applicable) for the sixth initial well in the First Group.

USE’s working interest participation in the Third Group’s five initial wells will be allocated in the same manner as in the Second Group: We will own no more than 85% but no less than 50% of Brigham’s initial working interest in each well, at Brigham’s option.

When each initial well in the Third Group is completed (or plugged and abandoned, if applicable), USE will have earned 36% of Brigham’s initial working interest in all the acreage in the applicable unit (which will not be subject to back in rights), proportionately reduced for third party lease hold rights. After payout on a per initial well basis (“Unpooled Payout”), we will assign 27.7% of our working interest in each initial well to Brigham.

Non-Participation in Subsequent Wells.  Under the form of operating agreement to be entered into for each of the 15 units, after the applicable initial well, we will have the right to elect not to participate in the drilling or completion in subsequent wells proposed to be drilled in a unit. If USE or Brigham should make an election not to participate, the non-participating party will assign all its rights in the proposed well to the participating entity for no consideration. However, our working interest rights in all acreage remaining in the unit would not be affected by the assignment. Pursuant to the DPA, neither USE nor Brigham may propose the drilling of a subsequent well (unless necessary for lease maintenance purposes) before January 1, 2011 unless the parties mutually agree to do so.

Planned Expenditures for Oil and Gas Exploration

We expect to spend the amounts set forth below for oil and gas expenditures from the date of this prospectus supplement through December 31, 2010. See “Use of Proceeds.”

Area and Operator	Amount	Application
Williston Basin Brigham Exploration Company	$24,600,000	Participate in the drilling and completion of initial wells remaining in the First, Second and Third Groups of Units.
Gulf Coast PetroQuest Energy, Inc.	4,800,000	Acquire acreage and participate in the drilling and completion of a minimum of six wells.
South Louisiana Yuma Exploration and Production Company, Inc.	1,800,000	Participate in the drilling and completion of up to five wells.
Southeast Texas and South Louisiana Houston Energy L.P.	1,500,000	Participate in the drilling and completion of up to three wells.
Total	$32,700,000

Reserve Estimates and Production Rates

We have received from an independent, third-party oil and gas reserve engineering firm an estimate of the reserves, future production and income dated as of December 31, 2008 attributable to our initial producing well in our venture with PetroQuest Energy. This report estimated, net to USE interests, 29,798 barrels of oil and 1,000 mmcf of gas as proved developed producing reserves with a future value, discounted at 10%, of $5,311,366, based on a price of $41.40 per barrel of oil and $5.88 per mmbtu of natural gas as of that date. We have not been provided third-party estimates of proved reserves since that date, but we plan to have such a report prepared as of December 31, 2009. This future reserve report is anticipated to also include proved reserves for wells completed with Brigham Exploration and Houston Energy through December 31, 2009.

The PetroQuest well, which was the subject of the independent reserve report, was recently producing at a gross rate of approximately 2,500 BOE/D, which resulted in net production to USE of approximately 250 BOE/D. We currently have an interest in two producing wells with Houston Energy, which have recently been producing approximately 50 BOE/D net to USE. Production rates for the two wells now producing in the Williston Basin have not yet stabilized.

Activities other than Oil and Gas

Molybdenum

On August 19, 2008, we entered into an Exploration, Development and Mine Operating Agreement for the Mt. Emmons Project with TCM, a Colorado corporation headquartered in Englewood, Colorado. Under the terms of the Agreement, TCM may acquire up to a 75% interest for $400 million (option payments of $6.5 million and project expenditures of $393.5 million).

The Agreement covers two distinct periods of time: (i) the Option Period, during which TCM may exercise an option (the “Option”) to acquire up to a 50% interest; and (ii) the Joint Venture Period, during which TCM may form a joint venture with us and also have an option to acquire up to an additional 25% interest. TCM paid us $500,000 at closing (not refundable) and the first $1.0 million option payment on January 2, 2009. Under the terms of the Agreement, TCM has the option to pay USE an additional five annual payments of $1.0 million each beginning on January 1, 2010 to continue the Option. If during the Option Period the price of molybdenum drops below $12.50 for a period of 12 consecutive weeks, the Agreement contains a force majeure provision which allows a suspension of the required expenditures (but not the option payments), without terminating such Agreement, until such time that the price of molybdenum rises again to $12.50 or above for a period of 12 consecutive weeks.

The Agreement with TCM defines various stages during the Option Period which provide for TCM to effectively increase their percentage interest in the project based upon the minimum amounts of expenditures which they have made up to the date of such election. TCM in its sole discretion may determine to cease funding expenditures at any time, in which event USE and TCM then would share expenditures in accordance with our respective participation interest at that date. The TCM Agreement allows USE to retain a significant interest in the project with an expenditure of minimal capital during the next several years. Our most significant capital exposure to this project is our existing obligation to operate a water treatment facility related to the water which currently flows from the property. This commitment requires us to spend approximately $1.7 million annually. This cost to operate the water treatment plant may be shared with TCM if TCM elects to exercise its option to own an interest in the property. The Agreement may be terminated without further obligation to us from TCM if TCM fails to incur the required expenditures by the deadlines in the Agreement, or to make the annual $1.0 million option payment to us in January of each of the next five years, subject to the terms of the Agreement. TCM may terminate the Agreement at any time. TCM is the project manager of Mount Emmons. A four-person management committee governs the project’s operations, with two representatives each from USE and TCM, with TCM having the deciding vote in the event of a committee deadlock.

MATERIAL U.S. FEDERAL INCOME AND
ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and, to a limited extent, estate tax consequences relating to the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a “capital asset” (generally, property held for investment) by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of common stock (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Internal Revenue Code of 1986, as amended (the “Code”);
•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Code and Treasury regulations, administrative rulings and judicial decisions, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different than those summarized below. This summary does not address all aspects of U.S. federal income and estate taxation and does not deal with the alternative minimum tax or foreign, state, local or other tax consequences that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not address the tax consequences applicable to investors that may be subject to special treatment under the U.S. federal income tax laws such as (without limitation):

•	certain U.S. expatriates and former long-term residents of the United States;
•	stockholders that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;
•	stockholders that hold our common stock as a result of a constructive sale;
•	stockholders that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;
•	stockholders that are partnerships or entities treated as partnerships for U.S. federal income tax purposes, or other pass-through entities, or owners thereof;
•	financial institutions and “financial services entities”;
•	insurance companies;
•	tax-exempt entities;
•	“controlled foreign corporations” and “passive foreign investment companies”;
•	dealers and broker-dealers in securities or foreign currencies; and
•	stockholders that have elected mark-to-market accounting.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding our common stock, we urge you to consult your tax advisor.

We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

We urge investors considering the purchase of our common stock to consult their tax advisors with respect to the application of the U.S. federal income and estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Dividends

We have not declared or paid any dividends on our common stock, except for a special dividend of $0.10 per share declared on June 22, 2007, and a stock dividend on November 1, 1990 (consisting of one share for every ten shares owned by shareholders on November 1, 1990). We do not expect to declare or pay any dividends on our common stock for the foreseeable future. However, if we do make distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current or accumulated earnings and profits will constitute a return of capital that reduces (but not below zero) the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “Gain on Disposition of Common Stock” below.

Except as provided in the following paragraph, any dividend paid to a non-U.S. holder of our common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN (or an applicable substitute for successor form) certifying qualification for the reduced rate. If we are a “United States real property holding company” (a “USRPHC”), as described below, distributions (or portions of distributions) to non-U.S. holders that are not dividends will be subject to withholding of U.S. federal income tax at a rate of 10%. However, a non-U.S. holder may be able to claim a refund of such withheld tax imposed on a return of capital distribution (up to its adjusted tax basis in our shares) by filing a timely U.S. federal income tax return.

Dividends paid to a non-U.S. holder that are effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at the graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. In such case, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements (usually by providing us with an IRS Form W-8ECI). Any such dividends that are effectively connected income received by a foreign corporation may be subject to an additional “branch profits” tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or
•	we are or have been a “United States real property holding corporation,” (a “USRPHC”), for U.S. federal income tax purposes.

A non-U.S. holder who has gain that is described in the first bullet point immediately above will be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates in the same manner as if it were a U.S. person as defined under the Code. In addition, a non-U.S. holder described in the first bullet point immediately above that is a foreign corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits that are not reinvested in its U.S. trade or business or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder who is described in the second bullet point immediately above will be subject to a flat 30% tax on the gain recognized from the disposition (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by U.S.-source capital losses.

With respect to the third bullet point above, we believe that we currently are, and expect to remain for the foreseeable future, a USRPHC. Generally a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. However, so long as our common stock continues to be “regularly traded on an established securities market,” a non-U.S. holder will be taxable on gain recognized on the disposition of our common stock only if the non-U.S. holder actually or constructively holds or held more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for our common stock. If our common stock ceases to be regularly traded on an established securities market, all non-U.S. holders would be subject to U.S. federal income tax on a disposition of our common stock. There can be no assurance that our common stock will continue to be regularly traded on an established securities market.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Federal Estate Tax

If you are an individual non-U.S. holder, common stock owned or treated as being owned by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury on Form W-9 (or other applicable form) that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury on Form W-9 (or other applicable form) that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Certain Legislative Proposals Regarding U.S. Withholding Taxes

Certain proposals contained in the U.S. Department of the Treasury’s “General Explanations of the Administration’s Fiscal Year 2010 Revenue Proposals” would limit the ability of non-U.S. holders to claim relief from U.S. withholding tax in respect of dividends paid on our common stock, if such non-U.S. holders hold our common stock through a non-U.S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U.S. entities that are non-U.S. holders to claim relief from U.S. withholding tax in respect of dividends paid by us to such non-U.S. holders unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of our common stock effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information program. A non-U.S. holder generally would be permitted to claim a refund to the extent that tax withheld exceeds the non-U.S. holder’s actual U.S. federal income tax liability. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of the Administration’s proposals on an investment in our common stock.

CERTAIN ERISA CONSIDERATIONS

The common stock may be purchased and held by an employee benefit plan or an individual retirement account or other plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Code and other similar laws. A fiduciary of an employee benefit plan subject to ERISA, Section 4975 of the Code and/or such other laws must determine that the purchase and holding of the common stock is consistent with its fiduciary duties. The fiduciary of an ERISA plan, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, must also determine that its purchase and holding of the common stock does not result in a non-exempt prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code or similar law. Each purchaser and transferee of the common stock who is subject to ERISA and/or Section 4975 of the Code or a similar law will be deemed to have represented by its acquisition and holding of the common stock that such acquisition and holding does not constitute or give rise to a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or any similar law.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, we will agree to sell to the underwriters named below, for whom Madison Williams and Company LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Madison Williams and Company LLC	4,000,000
C. K. Cooper & Company, Inc.	1,000,000
Total	5,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 750,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.189 per share. After the initial public offering, the representative may change the public offering price and concession.

	Per Share		Total
	Without Over-Allotment	With Over-Allotment	Without Over-Allotment	With Over-Allotment
Underwriting discounts and commissions paid by us	$0.315	$0.315	$1,575,000	$1,811,250
Estimated expenses of underwriters payable by us(1)	$0.040	$0.035	$200,000	$200,000

(1)	Including underwriters’ legal fees, not to exceed 2% of the gross proceeds from the offering based on the initial public offering price.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions but including our expenses and expenses of underwriters payable by us, will be approximately $400,000.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Madison Williams and Company for a period of 90 days after the date of this prospectus supplement, except for issuances pursuant to the conversion or exchange of outstanding convertible or exchangeable securities or the exercise of warrants or options, grants of employee stock options, restricted stock units or other equity based awards pursuant to the terms of a plan or similar arrangement currently in effect, issuances pursuant to the exercise of outstanding options, restricted stock units or equity awards. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘lock-up’ period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Madison Williams and Company waives, in writing, such an extension.

Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Madison Williams and Company for a period of 90 days after the date of this prospectus supplement. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs, or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘lock-up’ period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Madison Williams and Company waives, in writing, such an extension.

Our common stock is listed on the NASDAQ Capital Market under the symbol “USEG.”

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Relationships with Underwriters

In addition to the underwriting agreement, we have entered into two exclusive financial advisory agreements with SMH Capital. Under a March 2009 agreement, we engaged SMH Capital to act as our exclusive financial advisor in connection with the purchase or acquisition of oil and gas assets, including oil and gas companies, oil and gas working interests, and joint ventures or similar types of oil and gas ventures (a “Transaction”) from a selling entity that USE and SMH Capital have mutually agreed to approach regarding a Transaction. SMH Capital has agreed to assist us in identifying potential selling entities, evaluating financial terms and strategic alternatives for a proposed Transaction, and providing such other financial advisory and investment banking services as are customary for similar transactions. This agreement expires on March 2, 2010 unless mutually extended, or sooner terminated on 30 days notice from either party.

As compensation under the March 2009 agreement, we paid an initial advisory fee of $15,000, a specific transaction fee of $10,000 and a monthly retainer fee of $7,500 (reduced to $2,500 beginning November 2, 2009); $55,000 of such monthly retainer fees has been paid as of the date of this prospectus supplement. In addition, we will pay SMH Capital a transaction fee equal to 2% of the transaction value, subject to a $200,000 minimum, payable on closing of a transaction. For an example, with our Drilling Participation Agreement with Brigham Exploration Company, we have and will pay transaction fees to SMH Capital upon USE’s payment of its share of Brigham Exploration Company’s drilling and completing the initial earn-in wells. See “Selected Business Information — Additional Information Relating to Drilling Participation Agreement with Brigham Exploration.” As of the date of this prospectus supplement, we have paid SMH Capital $263,801 in transaction fees for four of the initial earn-in wells under the Drilling Participation Agreement with Brigham. Additional such fees will be paid to the extent we participate in additional initial earn-in wells; the amounts will vary according to our working interest percentage for drilling and completion costs. Under the March 2009 agreement, we reimburse SMH Capital for its out-of-pocket travel costs and legal fees and expenses related to possible or completed Transactions.

In October 2009, we signed an agreement to engage SMH Capital as our exclusive financial advisor to advise USE on equity and debt capital raising and to assist in the raising of equity and/or debt, as we may decide in our sole discretion. Under this agreement, SMH Capital is to act as lead underwriter and bookrunner in a registered offering (an “Offering”), or as sole placement agent in one or more private placements (a “Placement”). This agreement expires on October 9, 2010 unless mutually extended, or sooner terminated on 10 days notice from either party.

We agreed to pay SMH Capital an advisory fee of $50,000; $12,500 was paid on execution of the agreement, $12,500 was paid on November 9, 2009 and two additional payments in like amount will be due on December 9, 2009 and January 9, 2009 (if the agreement is not terminated earlier). As additional compensation for services, we will pay Madison Williams and Company (as successor to SMH Capital) a customary percentage of capital raised by USE.

We will reimburse Madison Williams and Company (as successor to SMH Capital) under the October 2009 offering engagement agreement for its out-of-pocket travel costs and legal fees and expenses related to proposed or closed Offerings (other than related to this offering, which expense reimbursement, including underwriters’ legal fees, is limited as noted above) and/or Placements.

Madison Williams and Company LLC (formerly the principal capital markets business of SMH Capital) was recently spun out of Sanders Morris Harris Group (NASDAQ: SMHG) in a management-led buyout. This transaction was completed on December 9, 2009. Madison Williams and Company has been assigned and assumed certain assets of SMH Capital in connection with this transaction, including the financial advisory agreements between U.S. Energy Corp. and SMH Capital.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby and certain other legal matters relating to this offering will be passed upon for us by Davis Graham & Stubbs, LLP, Denver, Colorado, and Stephen E. Rounds, Esq., Denver, Colorado. Certain legal matters in connection with this offering will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

Our condensed balance sheets as of December 31, 2008, and the related condensed statements of operations and comprehensive income, stockholders’ equity and cash flows for the year ended December 31, 2008, were audited by Hein & Associates LLP, and are incorporated by reference in this prospectus supplement along with their report (from the annual report on Form 10-K for the twelve months ended December 31, 2008), in reliance upon the authority of such firm as experts in accounting and auditing. Our condensed balance sheets as of December 31, 2007 and December 30, 2006, and the related condensed statements of operations and comprehensive income, stockholders’ equity and cash flows for each of the years in the two year-period ended December 31, 2007, were audited by Moss Adams LLP, and are incorporated by reference in this prospectus supplement along with their report (from the annual report on Form 10-K for the twelve months ended December 31, 2007), in reliance upon the authority of such firm as experts in accounting and auditing.

Estimates of the quantities of our estimated proved reserves of oil and gas, future net income and discounted future net income, effective December 31, 2008, which are included in this prospectus supplement through incorporation by reference from our annual report on Form 10-K for the year ended December 31, 2008, were based upon reports prepared by Ryder Scott Company, L.P., petroleum engineers. We have incorporated these estimates in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These filings are also available to the public from the SEC’s Internet web site at www.sec.gov.

We have included the accompanying prospectus in our registration statement that we filed with the SEC. The registration statement provides additional information that we are not required to include in this prospectus supplement or the accompanying prospectus. The registration statement is available at the SEC’s public reference room or through its Internet web site. Although this prospectus supplement and the accompanying prospectus describe the material terms of certain contracts, agreements and other documents filed as exhibits to the registration statement, you should read the contracts, agreements and other documents filed as exhibits to the registration statement for a more complete description of the document or matter involved.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to that information. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering. The documents we incorporate by reference are:

•	our annual report on Form 10-K for the year ended December 31, 2008, as amended on Form 10-K/A on April 2, 2009 and November 13, 2009;
•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009;
•	our current reports on Form 8-K filed with the SEC January 8, 2009, January 12, 2009, January 20, 2009, February 4, 2009, March 4, 2009, March 16, 2009, March 19, 2009, April 1, 2009, April 21, 2009, May 11, 2009, May 13, 2009, May 18, 2009, June 1, 2009, June 8, 2009, June 22, 2009, July 13, 2009, July 27, 2009, July 30, 2009, August 7, 2009, August 10, 2009, August 26, 2009, August 28, 2009, October 16, 2009 and December 7, 2009; and
•	the description of our common stock in the Registration Statement on Form 8-A/A filed with the SEC on November 17, 2005.

You may obtain any of the documents incorporated by reference in this prospectus supplement or the accompanying prospectus from the SEC through the SEC’s web site at www.sec.gov. In addition, we will provide to you copies of these documents, and any exhibits to them, without charge, upon written request addressed to U.S. Energy Corp., 877 North 8th West, Riverton, Wyoming 82501, Attention: Steven R. Youngbauer, General Counsel and Secretary. You also may request these documents by telephone at 1.307.856.9271, or you can visit our Internet web site at www.usnrg.com. Information at our Internet address, other than the filings made with the SEC, is not incorporated into this prospectus supplement, the accompanying prospectus or our other securities filings.

Prospectus

U.S. Energy Corp.

Common Stock

From time to time, U.S. Energy Corp. may offer to sell shares of common stock. We will provide the specific terms of any offering in supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before making your investment decision.

We may offer shares through underwriters, dealers, or agents, directly to other purchasers and/or through a combination of any such methods of sale. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering, including the offering prices. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus.

Our common stock is listed on the NASDAQ Capital Market under the trading symbol “USEG.” The closing per share price of our common stock on the NASDAQ Capital Market on November 5, 2009 was $6.23.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Investing in our securities involves risks. You should carefully read and consider the Risk Factors beginning on page 2 of this prospectus as well as any risk factors included in our periodic reports, in any prospectus supplements relating to specific offerings, and in other documents that we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission, nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 6, 2009

U.S. ENERGY CORP.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Using this process, we may offer any of the securities described in this prospectus in one or more offerings up to a total offering price of $100,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. Please carefully read this prospectus and the accompanying prospectus supplement, in addition to the information contained in the documents we refer to under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

You should rely only on the information contained in this document or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer of the securities covered by this prospectus in any state where the offer is not permitted. You should assume that the information appearing in this prospectus, any prospectus supplement and any other document incorporated by reference is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement that describes those securities.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “U.S. Energy,” “USE,” the “Company,” “we,” “us,” and “our” mean U.S. Energy Corp. and its wholly owned subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings are also available to the public at the Securities and Exchange Commission’s Internet site at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. The complete text of such contracts and documents are exhibits to the registration statement, or exhibits to the filings incorporated by reference. Please see “Incorporation of Certain Information by Reference” below.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus other information we file with the Commission. This means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information.

We also incorporate by reference into this prospectus any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to its effectiveness. In addition, we incorporate by reference the documents listed below and any future filings we make with the Commission under Sections13(a), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until the offering is completed.

•	our annual report on Form 10-K for the twelve months ended December 31, 2008 filed with the SEC on March 13, 2009, as amended on April 2, 2009;
•	our quarterly reports on Form 10-Q for the three months ended March 31, 2009 filed with the SEC on May 8, 2009 and for the quarter ended June 30, 2009 filed with the SEC on August 7, 2009.
•	Forms 8-K filed with the SEC January 8, 2009, January 12, 2009, January 20, 2009, February 4, 2009, March 4, 2009, March 16, 2009, March 19, 2009, April 1, 2009, April 21, 2009, May 11, 2009, May 13, 2009, May 18, 2009, June 1, 2009, June 8, 2009, June 22, 2009, July 13, 2009, July 27, 2009, July 30, 2009, August 7, 2009, August 10, 2009, August 26, 2009, August 28, 2009 and October 16, 2009; and
•	the description of our common stock in the Registration Statement on Form 8-A/A filed with the SEC on November 17, 2005.

We will provide to you copies of these documents, and any exhibits to them, without charge, upon request addressed to U.S. Energy Corp., 877 North 8th West, Riverton, Wyoming 82501, attention Steven R. Youngbauer, General Counsel and Secretary. You also may request these documents by telephone: 1.307.856.9271. We refer you to the registration statement and exhibits which may be inspected and copied at the Public Reference Section of the Commission, Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates; the telephone number for the Public Reference Section is 1.800.SEC.0330. Our internet address is www.usnrg.com ; and these documents (and future filings with the Commission) are accessible through the link at our Internet address (website) or at www.sec.gov. Information at our Internet address, other than the filings made with the Securities and Exchange Commission, is not incorporated into this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information discussed in this prospectus (and in any supplement), our filings with the SEC and our public releases include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). All statements, other than statements of historical facts, concerning, among other things, planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements.

These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:

For oil and gas:

•	general economic conditions, whether internationally, nationally or in the regional and local market areas in which we do business, may be less favorable than expected, including the possibility that the current economic recession in the United States will be severe and prolonged, which could adversely affect the demand for oil and natural gas and make it difficult, if not impossible, to access financial markets;
•	our ability to generate sufficient cash flow from operations, borrowings or other sources to enable us to fully develop our undeveloped acreage positions;
•	the volatility in commodity prices for oil and natural gas, including continued declines in prices, which would have a negative impact on operating cash flow and could require us to take additional ceiling test write-downs;
•	the possibility that the oil and gas industry may be subject to future regulatory or legislative actions (including changes to existing tax rules and regulations and changes in environmental regulation);
•	exploration and development risks, and drilling and operating risks;
•	the presence or recoverability of estimated oil and natural gas reserves and the actual future production rates and associated costs;
•	the ability to replace oil and natural gas reserves;
•	environmental risks;
•	availability of pipeline capacity and other means of transporting crude oil and natural gas production; and
•	competition, including competition for participation in drilling programs with operating companies, resulting in less favorable terms for participation.

For the molybdenum property:

•	the ability to obtain permits required to initiate mining and processing operations, and Thompson Creek Metals’ continued participation as operator of the property.
•	completion of a feasibility study based on a comprehensive mine plan, which indicates that the property warrants construction and operation of mine and processing facilities, taking into account projected capital expenditures and operating costs in the context of molybdenum price trends.

For the geothermal activities:

•	the ability to acquire additional BLM and other acreage positions in targeted prospect areas, obtain required permits to explore the acreage, drill development wells to establish commercial geothermal resources, and the ability of Standard Steam Trust LLC to access third-party capital to reduce reliance on capital calls to its members (including U.S. Energy Corp.)) for continued operations.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our filings with the SEC that are incorporated by reference herein and in the section entitled “Risk Factors” included elsewhere in this prospectus (and in any supplement). For additional information regarding risks and uncertainties, please read our filings with the SEC under the Exchange Act and the Securities Act, including our most recent annual report on Form 10-K and our subsequent quarterly reports on Form 10-Q. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this prospectus (and in any supplement) and in the documents incorporated by reference. Other than as required under securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise. Forward-looking statements made in information incorporated by reference speak only as of the dates such statements were made.

v

THE COMPANY

U.S. Energy Corp. is a natural resources exploration and development company with interests in oil and gas, geothermal, molybdenum, and real estate assets. We own: (i) non-operated oil and gas properties in the Gulf Coast area and the Williston Basin (developed and undeveloped); (ii) geothermal resources in several Western states (through an investment in privately-held Standard Steam Trust LLC (“SST”) (we have two representatives on SST’s advisory board)); (iii) the Mount Emmons molybdenum property in Colorado (managed by our industry partner, Thompson Creek Metals Company (USA); and (iv) an energy related multifamily apartment project serving the residential market in Gillette, Wyoming.

Our principal executive offices are located in the Glen L. Larsen Building at 877 North 8th West, Riverton, Wyoming 82501, telephone 307-856-9271. Our website is www.usnrg.com. However, information contained on our website is not part of this prospectus.

RISK FACTORS

An investment in our common stock is speculative in nature and involves a high degree of risk. When considering an investment in the common stock, you should carefully consider all of the following risk factors described below and any similar information contained in any annual report on Form 10-K, quarterly report on Form 10-Q or other document filed by us with the SEC after the date of this prospectus that is incorporated by reference in this prospectus.

Risk Factors Involving Our Business

The continued credit crisis and related turmoil in the global financial system may have an impact on our industry partners and our ability to finance the purchase of certain oil and gas properties and could put downward pressure on demand and prices of oil and natural gas, which could adversely impact our financial position, results of operations and cash flows.

The continued credit crisis and related turmoil in the global financial system may have a material impact on the Company’s ability to finance the purchase of producing or exploratory oil and gas properties. The availability of credit to the Company’s industry partners may also affect their ability to continue exploration and development activities. The current economic situation could also have an impact on the Company’s industry partners, causing them to fail to meet their obligations to the Company, and on the liquidity of our operating partners, resulting in delays in operations or failure to make required payments. Additionally, the current economic situation could lead to reduced demand for natural gas and oil, or further reductions in the prices of natural gas and oil, or both, which could have a negative impact on the Company’s financial position, results of operations and cash flows. While the ultimate outcome and impact of the current financial crisis cannot be predicted, it may have a material adverse effect on the Company’s future liquidity, results of operations and financial condition.

Limited recurring business revenues may constrain future investments, and earnings will continue to be influenced by transaction events.

At December 31, 2008, USE had $17.7 million in retained earnings, a loss from operations (before investment and property transactions) of $9.5 million, and a gain on the sale of stock in SGMI and marketable securities of $5.4 million. For 2007, we had $19.0 million of retained earnings, a loss before investment and property transactions of $14.5 million from operations, and a gain on Investment and Property transactions (uranium properties, equipment and marketable securities) of $108.8 million. Historically, significant swings in earnings from year to year has been the nature of our business model of acquiring, holding and selling mineral properties, because the process from acquisition until ultimate sale or joint venture is capital intensive and at times may take years to complete. Although we are modifying the business to build an asset base that generates recurring revenues, we do expect to continue experiencing earnings swings as a portion of our assets still are mid to long-term projects. Examples would be the acquisition, exploration and development of oil and gas properties, the multifamily housing complex in Gillette, Wyoming, the geothermal program, and the Mount Emmons molybdenum property.

Working capital at June 30, 2009 and December 31, 2008 was $49.3 million and $52.8 million, respectively. Historically, working capital needs were met primarily by liquidating investments, selling partial interests in mineral properties, and selling equity. Our cash on hand as of June 30, 2009 greatly exceeds the amount of cash on hand during prior years, but we may not have sufficient cash to fully develop our mineral and oil and gas and geothermal properties. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2008 Annual Report and in the June 30, 2009 Quarterly Report. The minerals business offers the opportunity for significant returns on investment, but the realization of such returns is subject to many risks, including cash flow risk. As examples:

•	Initial results from one or more of the oil and gas drilling programs could be marginal but warrant investing in more wells. Dry holes or over budget exploration costs or low commodity prices could result in production revenues below projections, thus adversely impacting cash expected to be available for continued work in a program, ultimate projected returns from a program, and a reduction in cash for investment in other programs.

•	Further investments of cash into the geothermal program may be required to maintain our 25% interest, although a return on the investment may not be realized for three to five years. To the extent additional capital is not obtained from third parties, cash to sustain operations will have to be raised from current members in Standard Steam Trust LLC (including the Company) through capital calls, in which event the cash required to maintain our interest at the 25% level could be substantial. Failure to fund cash calls will dilute our position.
•	We are paying the annual costs to operate and maintain the water treatment plant, approximately $1.7 million, at the Mount Emmons Project until such time as Thompson Creek Metals elects to acquire an interest. Thereafter, we would be responsible for paying our share of plant costs. Even if Thompson Creek Metals elects to participate in the Mount Emmons Project up to the 75% level, USE thereafter would be responsible for its 25% share of development and operating costs after Thompson Creek Metals has expended a total of $400 million on the property.

Except for the projected capital requirements of our drilling program in the Williston Basin, we believe we have sufficient cash reserves to execute our business plan in 2009 and subsequent years, assuming our various projects generate revenues as projected. However, adverse developments in one or more programs would require a reassessment of priorities and therefore potential re-allocations of capital. If internal cash from current reserves and projected revenues are insufficient, we may have to obtain investment capital to maintain the full range of activities.

Our business may be impacted by adverse commodity prices.

In 2008 oil prices spiked to a ten year high with a spot price of $133.37 per barrel. At December 31, 2008, the spot price for oil had declined to $40.88 per barrel. At September 30, 2009 the price had recovered somewhat to $70.46 per barrel. Global markets have caused these large fluctuations in the price of oil. Natural gas prices are historically volatile, and reached a ten year high during July 2008 on the City Gate at $12.37 per thousand cubic feet of natural gas. As with oil, the City Gate price for natural gas declined through the balance of 2008 and was $8.16 per Mcf as of December 31, 2008, and $3.24 per Mcf at September 30, 2009. Molybdenum prices have declined from a ten year high of $38.00 per pound in June 2005 to a ten year low average price of $10.00 per pound in December 2008. The average price at September 30, 2009 was $14.00 per pound. The global economic recession may continue to suppress prices and prices could drop further. Investments in oil and gas properties generally are recoverable from production or sale of the properties. However, significant price declines from September 30 levels could decrease anticipated revenues and could impair the carrying value of our producing properties.

USE does not have independent reports on the value of some of the mineral properties.

USE has not yet obtained a final feasibility study on the Mount Emmons Project or renewable resource reports for our geothermal properties.

A feasibility study would establish the potential economic viability of the molybdenum property based on a reassessment of historical drilling and sampling data and additional work to be performed; the design and costs to build and operate a mill; the cost of capital, and other factors. A feasibility study, conducted by professional consulting and engineering firms, will determine if the deposits contain proved reserves (i.e., amounts of minerals in sufficient grades that can be extracted profitably under current commodity pricing assumptions and estimated development and operating costs). Geothermal renewable resource reports estimate the energy potential of geothermal properties in terms of capacity to generate electricity with plants to be built on the properties in the future.

Oil and gas reserve reports are prepared internally or by independent consultants to estimate the quantities of hydrocarbons that can be recovered from proved producing and proved undeveloped properties, utilizing current commodity prices and taking into account capital and other expenditures. These reports also estimate the future net present value of the reserves, and are used for internal planning purposes and for testing the carrying value of the properties on our balance sheet.

Potential industry partners and investors will use such studies and reports to evaluate doing business with us (for example, continuing or initiating a joint venture exploration arrangement), and buying or selling our stock.

Reported information that does not validate the investments already made could alter our ability to maintain or attract business partners, and depress our stock price.

The development of oil and gas properties involves substantial risks that may result in a total loss of investment.

The business of exploring for and developing natural gas and oil properties involves a high degree of business and financial risks, and thus a significant risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The cost of drilling, completing and operating wells is often uncertain. Factors which can delay or prevent drilling or production, or otherwise impact expected results include but are not limited to:

•	unexpected drilling conditions;
•	permitting with State and Federal agencies;
•	easements from land owners;
•	adverse weather conditions; pressure or irregularities in geologic formations;
•	equipment failures;
•	title problems;
•	fires, explosions, blowouts, cratering, pollution and other environmental risks or accidents;
•	changes in government regulations;
•	reductions in commodity prices;
•	pipeline ruptures; and
•	unavailability or high cost of equipment and field services and labor.

A productive well may become uneconomic in the event that unusual quantities of water or other non-commercial substances are encountered in the well bore, which impair or prevent production. We may participate in wells that are unproductive or, though productive, won’t produce in economic quantities.

Our future use of hedging arrangements in oil and gas production could result in financial losses or reduce income.

We may engage in hedging arrangements for a significant part of our production to reduce exposure to price fluctuations in oil and gas prices. These arrangements would expose us to risk of financial loss in some circumstances, including when production is less than expected, the counterparty to the hedging contract defaults on its contract obligations, or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price received. In addition, these hedging arrangements may limit the benefits we would otherwise receive from increases in prices for oil and natural gas. Currently, there are no hedges for our oil and gas production.

We may incur losses as a result of title deficiencies in oil and gas leases.

Typically, operators obtain a preliminary title opinion or at least a landman’s evaluation of title, prior to drilling. To date, our operators have provided preliminary title opinions prior to drilling. In addition, we rely on the operators to warrant that title is in order and provide us with ownership of the interest we pay for. However, from time to time, our operators may not retain attorneys to examine title, even on a preliminary basis, before starting drilling operations. If curative title work is recommended to provide marketability of title (and assurance of payment from production), but is not successfully completed, a loss may be incurred from drilling even a productive well because the operator (and therefore USE) would not own the interest.

We could lose our investment in undeveloped oil and gas leases if wells are not drilled and completed in a timely manner.

Leased oil and gas properties provide the holder with the right to drill and complete wells in a timely manner. If a well is drilled and completed, the lease term continues so long as there is production from the well. However, renewing leases on undrilled expired acreage may not be feasible due to increased cost or other reasons. If the operator is unable to renew leases on undrilled acreage, we would have to write off the initial acquisition cost.

Oil and gas operations are subject to environmental regulations that can materially adversely affect the timing and cost of operations.

Oil and gas exploration and production are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. These laws and regulations increase costs and may prevent or delay the commencement or continuance of operations. Specifically, the industry generally is subject to legislation regarding the acquisition of permits before drilling, restrictions on drilling activities in restricted areas, emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. Such laws and regulations have been frequently changed in the past, and we are unable to predict the ultimate cost of compliance as a result of future changes. The adoption or enforcement of stricter regulations could have a significant impact on our operating costs.

Estimated reserves are based on many assumptions. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of the reserves.

The 2008 Annual Report contains estimates of natural gas and oil reserves, and the future net cash flows attributable to those reserves, prepared by independent petroleum engineers. There are uncertainties inherent in these estimates, including factors beyond our control. Reserve engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of the estimates is a function of: (1) the available data; (2) the accuracy of assumptions regarding future natural gas and oil prices and future development and exploitation costs and activities; and (3) engineering and geological interpretation and judgment.

Reserves and future cash flows may be subject to material downward or upward revisions in the future, based upon production history, development activities, and commodity prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from the estimates. Any significant variance from the assumptions used in making estimates could greatly affect the estimates as well as the classification of reserves based on risk of recovery.

The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves included herein were prepared by engineers in accordance with SEC rules, and are not intended to represent their fair, or current, market value.

Estimated discounted future net cash flows from proved reserves are based on commodity prices and operating and other costs. Actual future net cash flows, however, also will be affected by factors such as:

•	geological conditions;
•	changes in government regulations and taxation;
•	assumptions about future prices;
•	the amount and timing of actual production;
•	future operating costs; and
•	capital costs to drill new wells, where applicable.

The timing of production, and when development and production costs are incurred, will affect the timing of actual future net cash flows, and therefore their present value. In addition, the 10% discount factor may not be the most appropriate discount based on interest rates in effect from time to time.

There are risks associated with the geothermal program.

To complete our geothermal project business plan through acquisition of land positions in numerous prospects and establishing the power potential through drilling will require substantial capital. While we intend to continue investing through the partnership’s capital calls, and may decline any capital call without penalty, non-participation would dilute our current 25% interest. Notwithstanding the current increase of interest in geothermal power generally, SST may be unable to raise sufficient capital from new investors due to the condition of the global financial markets. In that event, the project might have less than the optimum number of prospects and/or be unable to establish prospective value through drilling. This could result in an increase in the already substantial risks associated with our investment in the entity or geothermal prospects.

All the prospects are undeveloped. Initial value will be established only by drilling at least three wells, at substantial expense, on each prospect that demonstrate sufficient water temperature and flow to support a commercial power plant. Even if resources are drilling-validated as to power potential, realization of our investment will depend on the sale of our partnership equity, or the partnership’s sale of the properties to a utility, energy company, or other investor, or construction of a power plant (which will require institutional financing) and sale of electricity to utilities.

Compliance with environmental regulations may be costly.

General

USE’s business is regulated by government agencies. Permits are required to explore for minerals, operate mines and build and operate processing plants, and drill and operate oil and gas wells. The regulations under which permits are issued change from time to time to reflect changes in public policy or scientific understanding of issues. If the economics of a project cannot withstand the cost of complying with changed regulations, USE might decide not to move forward with the project.

USE must comply with numerous environmental regulations on a continuous basis, to comply with United States environmental laws, including the National Environmental Policy Act (“NEPA”), Clean Air Act, the Clean Water Act, and the Resource Conservation and Recovery Act (“RCRA”). For example, water and dust discharged from mines and tailings from prior mining or milling operations must be monitored and contained and reports filed with federal, state and county regulatory authorities. Additional monitoring and reporting is required by state and local regulatory agencies. Other laws impose reclamation obligations on abandoned mining properties, in addition to or in conjunction with federal statutes. Environmental regulatory programs create potential liability for operations, and may result in requirements to perform environmental investigations or corrective actions under federal and state laws and federal and state Superfund requirements.

Risks associated with development of the Mount Emmons Project.

The Mount Emmons molybdenum property is located on fee property within the boundary of U.S. Forest Service (“USFS”) land. Although mining of the mineral resource will occur on the fee property, associated ancillary activities will occur on USFS land. USE and Thompson Creek Metals expect to submit a Plan of Operations to the USFS in 2010 for USFS approval, which must be approved before initiating construction, and mining and processing can occur. Under the procedures mandated by the National Environmental Protection Act (“NEPA”), the USFS will prepare an environmental analysis in the form of an Environmental Assessment and/or and Environmental Impact Statement to evaluate the predicted environmental and socio-economic impacts of the proposed development and mining of the property. The NEPA process provides for public review and comment of the proposed plan.

The USFS is the lead regulatory agency in the NEPA process, and coordinates with the various Federal and State agencies in the review and approval of the Plan of Operations. Various Colorado state agencies will have primary jurisdiction over certain areas. For example, enforcement of the Clean Water Act in Colorado is delegated to the Colorado Department of Public Health and Environment and a water discharge permit under the National Pollution Discharge Elimination System (“NPDES”) is required before the USFS can approve the Plan of Operations. We currently have a NPDES Permit from the State of Colorado for the operation of the water treatment plant, however this permit may need to be updated.

In addition, the Colorado Division of Reclamation, Mining and Safety issues mining and reclamation permits for mining activities, pursuant to the Colorado Mined Land Reclamation Act, and otherwise exercises supervisory authority over mining in the state. As part of obtaining a permit to mine, USE and Thompson Creek Metals will be required to submit a detailed reclamation plan for the eventual mine closure, which must be reviewed and approved by the agency. In addition, USE and Thompson Creek Metals will be required to provide financial assurance that the reclamation plan will be achieved (by bonding and/or insurance) before the mining permit will be issued.

Obtaining and maintaining the various permits for the mining operations at the Mount Emmons Project will be complex, time-consuming, and expensive. Changes in a mine’s design, production rates, quality of material mined, and many other matters, often require submission of the proposed changes for agency approval prior to implementation. In addition, changes in operating conditions beyond our and Thompson Creek Metals’ control, or changes in agency policy and Federal and State laws, could further affect the successful permitting of the mine operations.

Although we are confident that the Plan of Operations for Mount Emmons will ultimately be approved by the USFS, the timing and cost, and ultimate success of the mining operation cannot be predicted.

Although we are confident that we will obtain the permits needed for the Mount Emmons Project to move forward, the timing and cost, and ultimate success of the mining operation cannot be predicted.

Reliance on Thompson Creek Metals.  Thompson Creek Metals is the operator of the Mount Emmons Project and has an option to acquire up to a 75% interest by performing and paying for the work to get the project permitted and operational, and making option payments. Though we believe Thompson Creek Metals is committed to the Mount Emmons on a long term basis as a major mine project for future supply, in spite of recent volatility in commodity prices, Thompson Creek could exit our agreement at any time without penalty. Should we be unable to find a replacement partner in due course, U.S. Energy Corp. would have to fund the considerable permitting and development costs thereafter.

We depend on key personnel.

Our employees have experience in dealing with the exploration and financing of mineral properties. We have a very limited staff and executive group, and rely on third party consultants for professional geophysical and geological advice in oil and gas matters, and on Thompson Creek Metals for mining expertise. We do not presently intend to hire professional geophysicists and geologists. The loss of key employees could adversely impact our business, as finding replacements is difficult as a result of competition for experienced personnel in the minerals industry.

We may be classified as an inadvertent investment company.

We are not engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, under the federal Investment Company Act of 1940 (“1940 Act”), a company may fall within the scope of being an “inadvertent investment company” under section 3(a)(1)(C) of the 1940 Act if the value of its investment securities is more than 40% of its total assets (exclusive of government securities and cash items).

As a result of the 2007 sale of uranium assets to Uranium One, we received investment securities (stock in Uranium One) with a value in excess of 40% of the value of our total assets. All of this stock was sold in 2007.

An inadvertent investment company can avoid being classified as an investment company if it can rely on one of the exclusions under the 1940 Act. One such exclusion, Rule 3a-2 under the 1940 Act, allows an inadvertent investment company (as a “transient investment company”) a grace period of one year from the date of classification (in our case, April 30, 2008), to seek to comply with the 40% limit, or with any other available exclusion. Accordingly, we have taken actions to comply with this 40% limit. These actions included liquidating investment securities as necessary to stay within the 40% limit.

Since Rule 3a-2 is available to a company no more than once every three years, and assuming no other exclusions were available to us, we would have to keep within the 40% limit through April 30, 2010. In any event, we do not intend to become an intentional investment company (i.e. engaging in investment and trading activities in investment securities), even after April 30, 2010.

Classification as an investment company under the 1940 Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive, and we would be very constrained in the kind of business we could do as a registered investment company.

Risks Relating to USE Stock

USE may issue shares of preferred stock with greater rights than its common stock.

Although we have no current plans, arrangements, understandings or agreements to do so, USE’s articles of incorporation authorize the board of directors to issue one or more series of preferred stock and set the terms of the stock without seeking approval from holders of the common stock. Preferred stock that is issued may have preferential rights over the common stock, in terms of dividends, liquidation rights and voting rights.

Future equity transactions, including exercise of options or warrants, could result in dilution; and registration for public resale of the common stock in these transactions may depress stock prices.

From time to time, USE has sold restricted stock and warrants and convertible debt to investors in private placements conducted by broker-dealers, or in negotiated transactions. Because the stock was issued as restricted, the stock was sold at a discount to market prices, and/or the debt-to-stock conversion price was at or lower than market. These transactions caused dilution to existing shareholders. Also, from time to time, options and warrants are issued to employees, directors and third parties as incentives, with exercise prices equal to market prices at dates of issuance. Exercise of in-the-money options and warrants could result in dilution to existing shareholders.

Although we do not presently intend to do so, we may seek to raise capital from the equity markets using private placements at discounted prices, which could result in dilution to existing shareholders.

Dividends on USE common stock.

We declared a onetime special cash dividend of $0.10 per share on all the common stock in July 2007. We may declare dividends in the future but we expect to retain the majority of earnings and cash to fund investments and business development.

USE’s take-over defense mechanisms could discourage some advantageous transactions.

We have adopted a shareholder rights plan, also known as a poison pill. The plan is designed to discourage a takeover of USE at an unfair price. However, it is possible that the board of directors and a potential takeover acquirer would not agree on a higher price, in which case the takeover might be abandoned, even though the takeover price might be at a significant premium to market prices. Therefore, as a result of the mere existence of the plan, shareholders may not receive the premium price.

Our stock price likely will continue to be volatile due to several factors.

In the two years ended December 31, 2008, USE’s stock has traded as high as $6.79 per share and as low as $1.52 per share. The principal factors which have contributed to this volatility have been:

•	price and volume fluctuations in the stock market generally;
•	relatively small amounts of USE stock trading on any given day;
•	fluctuations in USE’s financial operating results; and
•	price swings in the minerals commodities markets.

These factors may continue to be influential on our stock price.

USE OF PROCEEDS

Unless we specify otherwise in an accompanying prospectus supplement, we expect to use the net proceeds we receive from sale of the securities offered by this prospectus for general corporate purposes, including working capital, for oil and gas exploration and development, geothermal property acquisition and development, and costs associated with maintenance and permitting work for the molybdenum property.

The actual application of proceeds from the sale of any securities issued hereunder will be described in the applicable prospectus supplement relating to such sale of securities. We may invest funds not required immediately for these purposes in Treasury Bills. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized by our articles of incorporation to issue an unlimited number of shares of common stock, $0.01 par value. As of October 15, 2009, there were issued and outstanding 21,309,058 shares of our common stock.

Shares of common stock may be issued for such consideration and on such terms as determined by the board of directors, without shareholder approval. Holders are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor. There are no restrictions on payment of cash dividends. USE declared a onetime special cash dividend of $0.10 per share on all the common stock on the record date of July 6, 2007. We may declare dividends in the future but we expect to retain the majority of earnings and cash to fund investments and business development. All holders of shares of common stock have equal voting rights, and the shares of common stock sold in this offering will have the same rights. Holders of shares of common stock are entitled to one vote per share on all matters upon which such holders are entitled to vote, and further have the right to cumulate their votes in elections of directors. Cumulation means multiplying the number of shares held, by the number of nominees to the board of directors, then voting the resulting number of votes among the nominees as desired. Directors are elected by a plurality of the votes cast.

Stockholder Rights Plan

We have adopted a shareholder rights plan (referred to as the “rights plan”) pursuant to the Rights Agreement. The purpose of the rights plan is to deter an unfairly low priced hostile takeover of us and by encouraging a hostile party to negotiate a fair offer with our board of directors and thus eliminate the poison pill.

Under the rights plan, the holder of each share of common stock has a right which becomes exercisable under certain circumstances, including when beneficial ownership of our common stock by any person (other than an exempt person), alone or together with all affiliates or associates of the person, of 15% or more of the general voting power. Each right entitles the registered holder to purchase (when the rights become exercisable) from us one-one thousandth (1/1,000th) of one (1) share of Series P Preferred Stock at a price of $200.00 for such one-one thousandth (1/1,000th) share of such preferred stock, subject to adjustment under certain circumstances.

The rights trade with the common stock and are not separable therefrom; no separate certificate for the rights is issued unless and until there is a hostile takeover attempted, after which time separate and tradable rights certificates would be issued. No shares of Series P Preferred Stock have been issued by us.

The rights are not exercisable and never can be unless and until the earlier of (i) ten business days after beneficial ownership of our common stock by any person (other than an exempt person), alone or together with all affiliates or associates of the person, with 15% or more of the general voting power, or (ii) the tenth business day (or such later date as our board of directors shall determine) after the date a person (other than an exempt person) commences or publicly announces an intent by any person (other than an exempt person) to commence a tender or exchange offer (e.g., a hostile takeover) of us upon the successful consummation of which such person and its affiliate and associates would beneficially own 15% or more of our voting stock. If before a tender offer or exchange offer is launched the hostile party comes to agreement with the board of directors about price and terms and makes a “qualified offer” to buy our stock, then the board of directors may redeem (buy back) the rights for $0.01 each. Under the occurrence of certain circumstances specified in the rights plan, each holder of a right (other than a holder who would be deemed to be an acquiring person under the rights plan) will have the right to receive upon exercise that a number of our common shares (or the surviving corporation) that have a market value of two times the exercise price of the right (i.e., common shares will be issued at one-half or 50% of market value at the time).

Preferred Stock

We are authorized by our articles of incorporation to issue up to 100,000 shares of preferred stock, $0.01 par value. Shares of preferred stock may be issued by the board of directors with such dividend, liquidation, voting and conversion features as may be determined by the board of directors without shareholder approval. We are authorized to issue 50,000 shares of Series P preferred stock, only in connection with our shareholder rights plan (see above). No other series or preferred stock has been determined by the board of directors.

Listing

Shares of our common stock and rights are listed for trading on the NASDAQ Capital Market under the trading symbol “USEG.”

PLAN OF DISTRIBUTION

We may sell the securities pursuant to this prospectus through underwriters, dealers or agents, directly to one or more purchasers or through a combination of any such methods of sale. The underwriters may also sell the securities directly to other purchasers or through other dealers, who may receive compensation from the underwriters in the form of discounts, concessions or commissions.

The prospectus supplement relating to any offering of securities may include the following information:

•	the terms of the offer;
•	the names of any underwriters, dealers or agents,
•	the name or names of any managing underwriter or underwriters;
•	the purchase price of the securities from us;
•	the net proceeds any from the sale of the securities;
•	any delayed delivery requirements;
•	any discounts or concessions allowed or reallowed or paid to dealers; and
•	any underwriting discounts, commissions or other items constituting underwriters’ compensation, and any commissions paid to agents.

Sales through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Direct Sales and Sales through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities.

We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

General Information

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1993. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of their businesses.

To comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Any person participating in a distribution of the securities covered by this prospectus will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of shares. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to our securities for a period of up to five business days before the distribution.

LEGAL MATTERS

The validity of the issuance of the shares offered has been passed upon by The Law Office of Stephen E. Rounds, Denver, Colorado.

EXPERTS

The Company’s consolidated balance sheets as of December 31, 2008, and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the year ended December 31, 2008, were audited by Hein & Associates LLP, and are incorporated by reference in this prospectus and registration statement along with their report (from the Annual Report on Form 10-K for the twelve months ended December 31, 2008), in reliance upon the authority of such firm as experts in accounting auditing. The Company’s consolidated balance sheets as of December 31, 2007 and December 30, 2006, and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for each of the years in the two year-period ended December 31, 2007, were audited by Moss Adams LLP, and are incorporated by reference in this prospectus and registration statement along with their report (from the Annual Report on Form 10-K for the twelve months ended December 31, 2007), in reliance upon the authority of such firm as experts in accounting and auditing.

Estimates of the quantities of our estimated proved reserves of oil and gas, future net income and discounted future net income, effective December 31, 2008, which are included in this prospectus through incorporation by reference from our annual report on Form 10-K for the year ended December 31, 2008, were based upon reports prepared by Ryder Scott Company, L.P., petroleum engineers. We have incorporated these estimates in reliance on the authority of such firm as an expert in such matters.

5,000,000 Shares of Common Stock

Madison Williams and Company
C.K. Cooper & Company

December 11, 2009